SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	September 30, 2009	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04
4 - NIRE (Corporate Registry ID) 33-3-00011595

01.02 – HEAD OFFICE

1 - ADDRESS RUA SÃO JOSÉ, 20 GR, 1602 PARTE			2 - DISTRICT CENTRO
3 - ZIP CODE 20010-020	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2141-1800	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2141-1809	13 - FAX -	14 – FAX -
15 - E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME PAULO PENIDO PINTO MARQUES
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º AND			3 - DISTRICT ITAIM BIBI
4 - ZIP CODE 04538-132	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7212	14 - FAX -	15 – FAX -
16 - E-MAIL paulopenido@csn.com.br

01.04 – REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	3	7/1/2009	9/30/2009	2	4/1/2009	6/30/2009
09 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11. TECHNICIAN IN CHARGE ANSELMO NEVES MACEDO					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 033.169.788-28

01.05 – CAPITAL STOCK

Number of Shares (In thousands)	1- CURRENT QUARTER 9/30/2009	2- PREVIOUS QUARTER 6/30/2009	3 – SAME QUARTER PREVIOUS YEAR 9/30/2008
Paid-in Capital
1 – Common	755,180	793,404	804,204
2 – Preferred	0	0	0
3 – Total	755,180	793,404	804,204
Treasury Shares
4 – Common	26,195	34,734	34,734
5 – Preferred	0	0	0
6 – Total	26,195	34,734	34,734

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE WHEN ISSUED (In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 11/4/2009	2 - SIGNATURE

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 -6/30/2009
1	Total Assets	36,401,212	34,231,253
1.01	Current Assets	11,310,824	8,627,663
1.01.01	Cash and Cash Equivalents	1,320,521	100,992
1.01.02	Receivable	3,926,316	2,600,972
1.01.02.01	Clients	1,308,889	1,310,120
1.01.02.01.01	Domestic Market	781,069	908,221
1.01.02.01.02	Foreign Market	823,890	683,099
1.01.02.01.03	Advance on Export Contracts (ACE)	(53,343)	(58,548)
1.01.02.01.04	Allowance for Doubtful Accounts	(242,727)	(222,652)
1.01.02.02	Sundry Receivable	2,617,427	1,290,852
1.01.02.02.01	Employees	18,596	19,853
1.01.02.02.02	Corporate Income Tax Recoverable	54,757	48,642
1.01.02.02.03	Deferred Income Tax	316,162	321,049
1.01.02.02.04	Deferred Social Contribution	113,965	115,739
1.01.02.02.05	Prepaid Income Tax	362,372	272,700
1.01.02.02.06	Other Taxes	305,325	304,578
1.01.02.02.07	Proposed Dividends Receivable	104,003	104,003
1.01.02.02.08	Loans with Subsidiaries	1,297,452	194
1.01.02.02.09	Other Receivable	44,795	104,094
1.01.03	Inventories	2,084,054	2,642,957
1.01.04	Other	3,979,933	3,282,742
1.01.04.01	Marketable Securities	3,970,344	3,270,240
1.01.04.02	Prepaid Expenses	9,589	12,502
1.02	Noncurrent Assets	25,090,388	25,603,590
1.02.01	Long-Term Assets	3,948,834	5,493,639
1.02.01.01	Sundry Receivables	929,296	944,939
1.02.01.01.02	Securities Receivable	67,550	81,976
1.02.01.01.03	Deferred Income Tax	527,164	508,378
1.02.01.01.04	Deferred Social Contribution	176,549	169,699
1.02.01.01.05	Other Taxes	158,033	184,886
1.02.01.02	Receivable from Related Parties	2,064,415	3,614,265
1.02.01.02.01	Associated and Related Companies	0	0
1.02.01.02.02	Subsidiaries	1,353,175	1,409,572
1.02.01.02.03	Other Related Parties	711,240	2,204,693
1.02.01.03	Other	955,123	934,435
1.02.01.03.01	Judicial Deposits	776,217	763,286
1.02.01.03.03	Prepaid Expenses	17,390	17,760
1.02.01.03.04	Other	161,516	153,389
1.02.02	Permanent Assets	21,141,554	20,109,951
1.02.02.01	Investments	13,740,862	12,832,015
1.02.02.01.01	Interest in Associated/Related Companies	0	0

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 - 6/30/2009
1.02.02.01.02	Interest in Associated/Related Companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	13,740,831	12,831,984
1.02.02.01.04	Interest in Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	31	31
1.02.02.02	Property, Plant and Equipment	7,281,149	7,155,867
1.02.02.02.01	In Operation, Net	6,004,826	6,083,817
1.02.02.02.02	In Construction	1,186,212	982,641
1.02.02.02.03	Land	90,111	89,409
1.02.02.03	Intangible Assets	89,552	90,482
1.02.02.04	Deferred Charges	29,991	31,587

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 -6/30/2009
2	Total Liabilities	36,401,212	34,231,253
2.01	Current Liabilities	5,245,346	5,815,025
2.01.01	Loans and Financing	2,857,887	2,729,343
2.01.02	Debentures	8,422	26,172
2.01.03	Suppliers	496,274	1,240,240
2.01.04	Taxes, Fees and Contributions	971,196	825,464
2.01.04.01	Salaries and Social Contributions	107,595	86,020
2.01.04.02	Taxes Payable	618,237	498,615
2.01.04.05	Taxes Paid by Installments	245,364	240,829
2.01.05	Dividends Payable	274,801	194,481
2.01.06	Provisions	134,588	172,051
2.01.06.01	Labor Contingencies	122,535	127,923
2.01.06.02	Civil Contingencies	38,211	62,467
2.01.06.03	Judicial Deposits	(82,883)	(74,642)
2.01.06.04	Provision for Pension Fund	56,725	56,303
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	502,178	627,274
2.01.08.01	Accounts Payable - Subsidiaries	190,438	181,934
2.01.08.03	Other	311,740	445,340
2.02	Noncurrent Liabilities	24,752,174	21,425,716
2.02.01	Long-Term Liabilities	24,752,174	21,425,716
2.02.01.01	Loans and Financing	13,679,542	10,327,905
2.02.01.02	Debentures	600,000	600,000
2.02.01.03	Provisions	1,792,339	1,752,859
2.02.01.03.01	Labor and Social Security Contingencies	0	26,678
2.02.01.03.03	Tax Contingencies	3,764,891	3,701,647
2.02.01.03.04	Environmental Contingencies	110,411	69,384
2.02.01.03.05	Judicial Deposits	(2,082,963)	(2,044,850)
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	8,680,293	8,744,952
2.02.01.06.01	Accounts Payable – Subsidiaries	8,010,558	8,014,748
2.02.01.06.02	Provision for Pension Fund	28,630	39,982
2.02.01.06.03	Taxes Paid by Installments	491,649	542,671
2.02.01.06.05	Other	149,456	147,551
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	6,403,692	6,990,512
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 -6/30/2009
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0
2.05.04	Profit Reserves	2,418,449	3,768,756
2.05.04.01	Legal	336,190	336,190
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	2,493,493	2,493,493
2.05.04.05	Retention of Profits	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	(411,234)	939,073
2.05.04.07.01	From Investments	780,325	1,658,115
2.05.04.07.02	Treasury Shares	(1,191,559)	(719,042)
2.05.05	Equity Valuation Adjustments	(33,024)	401,412
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	(33,024)	401,412
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/ Accumulated Losses	2,337,290	1,139,367
2.05.07	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.01	Gross Revenue from Sales and/or Services	3,073,067	7,871,571	3,911,148	10,515,625
3.02	Gross Revenue Deductions	(606,253)	(1,662,440)	(940,179)	(2,633,774)
3.03	Net Revenue from Sales and/or Services	2,466,814	6,209,131	2,970,969	7,881,851
3.04	Cost of Goods Sold and/or Services Rendered	(1,626,061)	(4,184,803)	(1,473,990)	(4,202,442)
3.04.01	Depreciation, Depletion and Amortization	(139,361)	(418,848)	(230,643)	(757,668)
3.04.02	Other	(1,486,700)	(3,765,955)	(1,243,347)	(3,444,774)
3.05	Gross Income	840,753	2,024,328	1,496,979	3,679,409
3.06	Operating Income/Expenses	540,451	1,223,451	(1,514,362)	(1,329,298)
3.06.01	Selling Expenses	(123,842)	(352,629)	(111,606)	(335,536)
3.06.01.01	Depreciation and Amortization	(1,278)	(3,656)	(2,081)	(5,925)
3.06.01.02	Other	(122,564)	(348,973)	(109,525)	(329,611)
3.06.02	General and Administrative	(82,447)	(237,695)	(81,214)	(239,729)
3.06.02.01	Depreciation and Amortization	(1,857)	(5,589)	(3,245)	(11,318)
3.06.02.02	Other	(80,590)	(232,106)	(77,969)	(228,411)
3.06.03	Financial	(267,870)	(63,186)	(1,298,860)	(1,323,602)
3.06.03.01	Financial Income	(350,612)	(163,936)	541,819	337,761
3.06.03.02	Financial Expenses	82,742	100,750	(1,840,679)	(1,661,363)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	636,766	1,870,698	(1,471,873)	(839,372)
3.06.03.02.02	Financial Expenses	(554,024)	(1,769,948)	(368,806)	(821,991)
3.06.04	Other Operating Income	840,288	945,712	46,067	60,674
3.06.05	Other Operating Expenses	(158,562)	(388,389)	(40,963)	(205,986)
3.06.06	Equity Pick-Up	332,884	1,319,638	(27,786)	714,881
3.07	Operating Income	1,381,204	3,247,779	(17,383)	2,350,111
3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Profit Sharing	1,381,204	3,247,779	(17,383)	2,350,111

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.10	Provision for Income and Social Contribution Taxes	(121,915)	(540,619)	(51,627)	(605,135)
3.11	Deferred Income Tax	18,974	(96,307)	83,613	91,669
3.11.01	Deferred Income Tax	13,898	(70,123)	59,112	62,947
3.11.02	Deferred Social Contribution	5,076	(26,184)	24,501	28,722
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	1,278,263	2,610,853	14,603	1,836,645
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	728,985	728,985	769,470	769,470
	EARNINGS PER SHARE (in Reais)	1.75348	3.58149	0.01898	2.38690
	LOSS PER SHARE (in Reais)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.01	Net Cash from Operating Activities	(467,825)	(340,335)	1,420,394	2,910,175
4.01.01	Cash Generated in the Operations	62,923	(249,647)	1,818,195	3,131,202
4.01.01.01	Net Income for the Period	1,278,263	2,610,853	14,603	1,836,645
4.01.01.02	Provision for Charges on Loans and Financing	440,070	1,361,440	176,984	451,769
4.01.01.03	Depreciation, Depletion and Amortization	142,497	428,093	235,969	774,911
4.01.01.04	Income from Write-off and Disposal of Assets	23,224	32,154	14,110	15,467
4.01.01.05	Income from Corporate Interest	(332,884)	(1,319,638)	27,785	(714,880)
4.01.01.06	Gain and Loss in Percentage Variation	(835,115)	(828,312)	0	0
4.01.01.07	Deferred Income and Social Contribution Taxes	(18,975)	96,307	(83,613)	(91,669)
4.01.01.08	Provision for Swap/Forward Operations	0	9,264	79,294	91,745
4.01.01.09	Provision for Actuarial Liability	(10,930)	(32,213)	(36,236)	(107,852)
4.01.01.10	Monetary and Exchange Variation	(735,161)	(2,792,246)	1,342,336	699,088
4.01.01.11	Provision for Contingencies	34,489	80,853	26,556	47,336
4.01.01.12	Other Provisions	77,445	103,798	20,407	128,642
4.01.02	Variation in Assets and Liabilities	(530,748)	(90,688)	(397,801)	(221,027)
4.01.02.01	Accounts Receivable	(215,219)	(133,266)	(166,492)	(275,326)
4.01.02.02	Inventories	439,029	624,305	(296,048)	(174,320)
4.01.02.03	Receivables from Subsidiaries and Assoc. Companies	426,754	1,424,274	286,790	510,597
4.01.02.04	Taxes to Offset	44,334	(48,923)	(2,640)	(24,873)
4.01.02.05	Prepaid Taxes	(121,402)	(492,991)	0	0
4.01.02.06	Suppliers	(661,023)	(986,697)	544,960	440,288
4.01.02.07	Salaries and Social Charges	21,575	31,947	15,087	33,380
4.01.02.08	Taxes	76,100	450,733	(439,908)	(247,647)
4.01.02.09	Accounts Payable - Subsidiaries	(73,058)	56,286	(159,242)	50,480
4.01.02.10	Contingent Liabilities	(31,879)	(11,922)	86,554	246,773
4.01.02.11	Financial Institutions – Interest Rates	(444,141)	(1,035,238)	185,654	(433,243)
4.01.02.12	Financial Institutions - Swap	0	(9,049)	(375,007)	(375,007)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.01.02.13	Other	8,182	39,853	(77,509)	27,871
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(691,307)	(2,592,241)	(855,880)	(1,596,982)
4.02.01	Judicial Deposits	(4,671)	(720,132)	1,414	(12,027)
4.02.02	Investments	(396,923)	(1,021,260)	(485,756)	(692,126)
4.02.03	Property, Plant and Equipment	(289,713)	(850,849)	(336,330)	(821,962)
4.02.04	Deferred Charges	0	0	(35,208)	(70,867)
4.03	Net Cash from Financing Activities	3,263,768	1,812,375	75,916	(1,038,948)
4.03.01	Loans and Financing	5,349,929	6,378,808	648,739	1,882,837
4.03.02	Receipt for share issue	0	0	0	0
4.03.03	Debentures	0	0	0	0
4.03.04	Financial Institutions – Principal	(735,834)	(1,448,015)	(573,795)	(807,233)
4.03.05	Dividends and Interest on Shareholders’ Equity	(20)	(1,768,111)	972	(2,114,552)
4.03.06	Treasury Shares	(1,350,307)	(1,350,307)	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	(185,003)	(980,613)	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	1,919,633	(2,100,814)	640,430	274,245
4.05.01	Opening Balance of Cash and Cash Equivalents	3,371,232	7,391,679	378,930	745,115
4.05.02	Closing Balance of Cash and Cash Equivalents	5,290,865	5,290,865	1,019,360	1,019,360

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2009 TO 9/30/2009 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,768,756	1,139,367	401,412	6,990,512
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,768,756	1,139,367	401,412	6,990,512
5.04	Income/Loss for the Period	0	0	0	0	1,278,263	0	1,278,263
5.05	Distributions	0	0	0	0	(80,340)	0	(80,340)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(80,340)	0	(80,340)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(434,436)	(434,436)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(434,436)	(434,436)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital	0	0	0	0	0	0	0
	Recording/Realization of Capital
5.09	Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(472,517)	0	0	(472,517)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(877,790)	0	0	(877,790)
5.12.01	Cancelation of Treasury Shares	0	0	0	(877,790)	0	0	(877,790)
5.13	Closing Balance	1,680,947	30	0	2,418,449	2,337,290	(33,024)	6,403,692

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 9/30/2009 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,768,756	0	1,298,729	6,748,462
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,768,756	0	1,298,729	6,748,462
5.04	Net Income/Loss for the Period	0	0	0	0	2,610,853	0	2,610,853
5.05	Distributions	0	0	0	0	(273,563)	0	(273,563)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(273,563)	0	(273,563)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(1,331,753)	(1,331,753)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(1,331,753)	(1,331,753)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
	Recording/Realization of Capital
5.09	Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(472,517)	0	0	(472,517)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(877,790)	0	0	(877,790)
5.12.01	Cancelation of Treasury Shares	0	0	0	(877,790)	0	0	(877,790)
5.13	Closing Balance	1,680,947	30	0	2,418,449	2,337,290	(33,024)	6,403,692

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2 – DESCRIPTION	3 - 9/30/2009	4 -6/30/2009
1	Total Assets	29,709,800	27,625,137
1.01	Current Assets	14,779,689	13,519,258
1.01.01	Cash and Cash Equivalents	1,388,701	182,004
1.01.02	Receivable	3,124,646	2,617,068
1.01.02.01	Clients	1,124,115	1,078,748
1.01.02.01.01	Domestic Market	1,111,671	1,109,914
1.01.02.01.02	Foreign Market	362,581	304,990
1.01.02.01.03	Advance on Export Contracts (ACE)	(53,343)	(58,548)
1.01.02.01.04	Allowance for Doubtful Accounts	(296,794)	(277,608)
1.01.02.02	Sundry Receivable	2,000,531	1,538,320
1.01.02.02.01	Employees	19,878	21,050
1.01.02.02.03	Income and Social Contribution Taxes to Offset	82,518	79,314
1.01.02.02.04	Deferred Income Tax	494,658	388,182
1.01.02.02.05	Deferred Social Contribution	176,676	139,992
1.01.02.02.06	Prepaid Income Tax	405,731	305,712
1.01.02.02.07	Other Taxes	490,717	476,738
1.01.02.02.08	Proposed Dividends Receivable	0	66,326
1.01.02.02.09	Other Receivable	330,353	61,006
1.01.03	Inventories	2,726,509	3,412,724
1.01.04	Other	7,539,833	7,307,462
1.01.04.01	Marketable Securities	7,519,843	5,898,877
1.01.04.02	Prepaid Expenses	19,990	24,203
1.01.04.05	Guarantee Margin of Financial Instruments	0	1,384,382
1.02	Noncurrent Assets	14,930,111	14,105,879
1.02.01	Long-Term Assets	3,700,455	3,037,627
1.02.01.01	Sundry Receivables	2,023,530	1,381,293
1.02.01.01.02	Securities Receivable	261,243	298,349
1.02.01.01.03	Deferred Income Tax	1,132,652	608,024
1.02.01.01.04	Deferred Social Contribution	394,766	205,814
1.02.01.01.05	Other Taxes	234,869	269,106
1.02.01.02	Receivable from Related Parties	479,120	479,120
1.02.01.02.01	From Associated and Related Companies	0	0
1.02.01.02.02	From Subsidiaries	479,120	479,120
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Other	1,197,805	1,177,214
1.02.01.03.01	Judicial Deposits	793,460	779,768
1.02.01.03.03	Prepaid Expenses	106,997	108,826
1.02.01.03.04	Securities	0	0
1.02.01.03.05	Other	297,348	288,620
1.02.02	Permanent Assets	11,229,656	11,068,252
1.02.02.01	Investments	1,360	1,127

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2- DESCRIPTION	3 - 9/30/2009	4 -6/30/2009
1.02.02.01.01	Interest in Associated and Related Companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other Investments	1,360	1,127
1.02.02.02	Property, Plant and Equipment	10,728,377	10,524,104
1.02.02.02.01	In Operation, Net	8,657,043	8,792,643
1.02.02.02.02	In Construction	1,937,822	1,597,818
1.02.02.02.03	Land	133,512	133,643
1.02.02.03	Intangible Assets	464,224	504,981
1.02.02.04	Deferred Charges	35,695	38,040

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 -6/30/2009
2	Total Liabilities	29,709,800	27,625,137
2.01	Current Liabilities	5,182,070	6,933,074
2.01.01	Loans and Financing	2,351,832	2,897,792
2.01.02	Debentures	18,255	35,279
2.01.03	Suppliers	581,799	1,325,743
2.01.04	Taxes, Fees and Contributions	1,286,048	1,106,517
2.01.04.01	Salaries and Social Contributions	156,536	130,061
2.01.04.02	Taxes Payable	844,565	714,121
2.01.04.03	Deferred Income Tax	936	0
2.01.04.04	Deferred Social Contribution	337	0
2.01.04.05	Taxes Paid by Installments	283,674	262,335
2.01.05	Dividends Payable	274,801	225,372
2.01.06	Provisions	140,939	177,987
2.01.06.01	Labor Contingencies	135,089	140,019
2.01.06.02	Civil Contingencies	40,103	63,912
2.01.06.04	Judicial Deposits	(90,978)	(82,247)
2.01.06.05	Pension Fund Provision	56,725	56,303
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	528,396	1,164,384
2.01.08.01	Financial Instruments – Equity Swap	0	733,939
2.01.08.02	Accounts payable – Subsidiaries	72,667	70,065
2.01.08.04	Other	455,729	360,380
2.02	Noncurrent Liabilities	18,172,944	13,764,522
2.02.01	Long-Term Liabilities	18,172,944	13,764,522
2.02.01.01	Loans and Financing	11,769,143	7,376,939
2.02.01.02	Debentures	628,665	628,665
2.02.01.03	Provisions	1,894,344	1,835,517
2.02.01.03.01	Labor and Social Security Contingencies	71,215	83,458
2.02.01.03.02	Civil Contingencies	17,919	17,355
2.02.01.03.03	Tax Contingencies	3,795,295	3,722,687
2.02.01.03.04	Environmental Contingencies	110,411	69,384
2.02.01.03.05	Other Contingencies	54	57
2.02.01.03.06	Judicial Deposits	(2,121,793)	(2,057,424)
2.02.01.03.07	Deferred Income Tax	15,620	0
2.02.01.03.08	Deferred Social Contribution	5,623	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	3,880,792	3,923,401
2.02.01.06.03	Pension Fund Provision	30,906	44,563
2.02.01.06.04	Taxes Paid by Installments	652,042	704,340
2.02.01.06.05	Accounts Payable – Subsidiaries	2,958,230	2,936,373

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 -6/30/2009
2.02.01.06.07	Other	239,614	238,125
2.03	Deferred Income	0	0
2.04	Minority Interests	0	0
2.05	Shareholders’ Equity	6,354,786	6,927,541
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0
2.05.04	Profit Reserves	2,369,543	3,705,786
2.05.04.01	Legal	336,190	336,190
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	2,493,493	2,493,493
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	(460,140)	876,103
2.05.04.07.01	Investments	780,325	1,658,113
2.05.04.07.02	Treasury Shares	(1,191,559)	(719,042)
2.05.04.07.03	Unrealized Income	(48,906)	(62,968)
2.05.05	Equity Valuation Adjustments	(33,024)	401,412
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	(33,024)	401,412
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	2,337,290	1,139,366
2.05.07	Advance for Future Capital Increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.01	Gross Revenue from Sales and/or Services	3,714,446	10,193,677	5,078,946	13,646,010
3.02	Deductions from Gross Revenue	(728,676)	(2,272,222)	(1,050,044)	(3,032,170)
3.03	Net Revenue from Sales and/or Services	2,985,770	7,921,455	4,028,902	10,613,840
3.04	Cost of Goods Sold and/or Services Rendered	(1,809,024)	(5,107,048)	(1,911,356)	(5,567,145)
3.04.01	Depreciation and Amortization	(188,161)	(557,754)	(275,417)	(883,752)
3.04.02	Other	(1,620,863)	(4,549,294)	(1,635,939)	(4,683,393)
3.05	Gross Profit	1,176,746	2,814,407	2,117,546	5,046,695
3.06	Operating Income/Expenses	165,970	(409,358)	(2,137,614)	(2,623,975)
3.06.01	Selling expenses	(259,513)	(644,031)	(193,609)	(529,222)
3.06.01.01	Depreciation and Amortization	(1,604)	(4,570)	(2,477)	(7,118)
3.06.01.02	Other	(257,909)	(639,461)	(191,132)	(522,104)
3.06.02	General and Administrative	(120,721)	(348,486)	(121,983)	(364,892)
3.06.02.01	Depreciation and Amortization	(6,131)	(18,302)	(9,907)	(31,531)
3.06.02.02	Other	(114,590)	(330,184)	(112,076)	(333,361)
3.06.03	Financial	(115,214)	49,803	(1,715,000)	(1,385,828)
3.06.03.01	Financial Income	299,527	1,167,609	(90,503)	400,008
3.06.03.02	Financial Expenses	(414,741)	(1,117,806)	(1,624,497)	(1,785,836)
3.06.03.02.01	Foreign Exchange and Monetary Variation, Net	520,842	884,088	(920,749)	(509,583)
3.06.03.02.02	Financial Expenses	(935,583)	(2,001,894)	(703,748)	(1,276,253)
3.06.04	Other Operating Income	863,167	1,006,944	53,412	113,844
3.06.05	Other Operating Expenses	(201,745)	(473,588)	(102,590)	(284,253)
3.06.06	Equity Pick-Up	(4)	0	(57,844)	(173,624)
3.07	Operating Income	1,342,716	2,405,049	(20,068)	2,422,720

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.08	Non-Operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Profit Sharing	1,342,716	2,405,049	(20,068)	2,422,720
3.10	Provision for Income and Social Contribution Taxes	(213,520)	(790,943)	(105,982)	(760,601)
3.11	Deferred Income Tax	20,467	239,124	165,680	175,770
3.11.01	Deferred Income Tax	16,274	177,719	118,507	123,402
3.11.02	Deferred Social Contribution	4,193	61,405	47,173	52,368
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	1,149,663	1,853,230	39,630	1,837,889
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	728,985	728,985	769,470	769,470
	EARNINGS PER SHARE (in reais)	1.57707	2.54221	0.05150	2.38851
	LOSS PER SHARE (in reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.01	Net Cash from Operating Activities	308,079	(372,137)	1,243,968	2,872,507
4.01.01	Cash Generated in the Operations	956,364	900,278	2,226,120	4,016,462
4.01.01.01	Net Income for the Period	1,149,662	1,853,231	39,632	1,837,889
4.01.01.02	Provision for Charges on Loans and Financing	235,278	782,355	183,473	500,339
4.01.01.03	Depreciation, Depletion and Amortization	195,896	580,626	287,802	922,402
4.01.01.04	Income from Write-Off and Disposal of Assets	24,618	33,665	19,456	27,523
4.01.01.05	Income from Corporate Interest	0	0	57,867	173,624
4.01.01.06	Gains and Losses in Percentage Variation	(835,115)	(835,115)	0	0
4.01.01.07	Deferred Income and Social Contribution Taxes	(20,468)	(239,124)	(165,678)	(175,770)
4.01.01.08	Provision for Swap/Forward Operations	244,930	(162,508)	475,993	38,425
4.01.01.09	Provision for Actuarial Liability	(10,930)	(32,213)	(36,236)	(107,852)
4.01.01.10	Monetary and Exchange Variation	(121,435)	(1,257,480)	1,314,663	669,046
4.01.01.11	Provision for Contingencies	37,275	90,772	29,459	60,203
4.01.01.12	Other Provisions	56,653	86,069	19,689	70,633
4.01.02	Variation in Assets and Liabilities	(648,285)	(1,272,415)	(982,152)	(1,143,955)
4.01.02.01	Accounts Receivable	(31,315)	(67,289)	(195,433)	(394,312)
4.01.02.02	Inventories	677,606	780,928	(355,148)	(260,718)
4.01.02.04	Taxes to Offset	50,284	102,418	(132,966)	(187,047)
4.01.02.05	Suppliers	(775,977)	(1,015,687)	425,893	315,363
4.01.02.06	Salaries and Social Charges	26,475	38,542	23,659	47,349
4.01.02.07	Taxes	151,320	545,963	(534,221)	(140,094)
4.01.02.09	Contingent Liabilities	(8,552)	13,157	85,780	209,781
4.01.02.10	Financial Institutions – Interest Rates	(236,171)	(704,407)	118,668	(530,887)
4.01.02.11	Interests on Paid Swaps	(239,833)	(295,166)	(317,991)	(317,991)
4.01.02.12	Prepaid Taxes	(136,950)	(534,413)	0	0
4.01.02.13	Other	(125,172)	(136,461)	(100,393)	114,601
4.01.03	Other	0	0	0	0

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.02	Net Cash from Investment Activities	(143,357)	(424,548)	1,059,140	46,804
4.02.01	Net Effects – Equity Swap Margin of Guarantee	330,728	1,420,322	1,817,500	1,817,500
4.02.02	Swap realization	5,269	241,160	0	0
4.02.03	Judicial Deposits	(34,158)	(751,583)	(118,887)	(133,309)
4.02.04	Investments	(359)	(359)	(23)	(23)
4.02.05	Property, Plant and Equipment	(444,421)	(1,332,371)	(611,384)	(1,559,626)
4.02.06	Deferred Charges	0	0	(28,066)	(77,738)
4.02.07	Intangible Assets	(416)	(1,717)	0	0
4.03	Net Cash from Financing Activities	2,985,234	1,745,723	54,365	(1,249,200)
4.03.01	Loans and Financing	5,347,088	6,547,917	826,780	1,951,273
4.03.02	Financial Institutions – Principal	(1,011,527)	(1,683,776)	(773,387)	(1,085,921)
4.03.03	Dividends and Interest on Shareholders’ Equity	(20)	(1,768,111)	972	(2,114,552)
4.03.04	Treasury Shares	(1,350,307)	(1,350,307)	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	(322,293)	(1,264,606)	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	2,827,663	(315,568)	2,357,473	1,670,111
4.05.01	Opening Balance of Cash and Cash Equivalents	6,080,881	9,224,112	1,679,991	2,367,353
4.05.02	Closing Balance of Cash and Cash Equivalents	8,908,544	8,908,544	4,037,464	4,037,464

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2009 TO 9/30/2009 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,705,786	1,139,366	401,412	6,927,541
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,705,786	1,139,366	401,412	6,927,541
5.04	Income/Loss for the Period	0	0	0	0	1,149,663	0	1,149,663
5.05	Distributions	0	0	0	0	(80,340)	0	(80,340)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(80,340)	0	(80,340)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	142,665	(434,436)	(291,771)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	142,665	(434,436)	(291,771)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(472,517)	0	0	(472,517)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(863,726)	(14,064)	0	(877,790)
5.12.01	Cancelation of Treasury Shares	0	0	0	(877,790)	0	0	(877,790)
5.12.02	Earnings in Inventories	0	0	0	22,464	(22,464)	0	0
5.12.03	Market Value Adjustments	0	0	0	(8,400)	8,400	0	0
5.13	Closing Balance	1,680,947	30	0	2,369,543	2,337,290	(33,024)	6,354,786

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 9/30/2009 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,682,864	0	1,298,748	6,662,589
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,682,864	0	1,298,748	6,662,589
5.04	Income/Loss for the Period	0	0	0	0	1,853,230	0	1,853,230
5.05	Distributions	0	0	0	0	(273,563)	0	(273,563)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(273,563)	0	(273,563)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	794,609	(1,331,772)	(537,163)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	794,609	(1,331,772)	(537,163)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(472,517)	0	0	(472,517)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(840,804)	(36,986)	0	(877,790)
5.12.01	Unrealized Income	0	0	0	63,841	48,905	0	112,746
5.12.02	Cancelation of Treasury Shares	0	0	0	(877,790)	0	0	(877,790)
5.12.03	Market Value Adjustments	0	0	0	(26,855)	(85,891)	0	(112,746)
5.13	Closing Balance	1,680,947	30	0	2,369,543	2,337,290	(33,024)	6,354,786

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of Reais, unless otherwise stated)

1. OPERATIONS

The main activities of Companhia Siderúrgica Nacional (“CSN” or “Company”) are the production of flat steel products, whose main industrial complex is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro, and the iron ore production, main operation of which is developed in the city of Congonhas, state of Minas Gerais.

CSN is engaged in the mining of iron ore, limestone and dolomite in the branches in the State of Minas Gerais and tin in the State of Rondônia, by means of the subsidiary Estanho de Rondônia S.A. (“ERSA”), in order to meet the needs of UPV and the surplus raw materials are traded with subsidiaries and third parties. , The Company also maintains strategic investments in mining companies, railroad transport, electricity, and cement for providing greater synergy to the processes. In addition, the Company is establishing a long steel plant in Volta Redonda.

The company, aiming at getting closer to clients and exploiting markets at a global level, has a steel distributor, and metal packaging plants, in addition to a galvanized steel plant in the South and another in the Southeast of Brazil to meet the demand of the home appliance and automotive industry, respectively. Abroad, the Company has a steel rolling mill in Portugal and another mill in the United States.

The Company’s shares are listed on the Stock Exchanges in Brazil (BOVESPA) and the United States (NYSE).

2. PRESENTATION OF THE QUARTERLY INFORMATION

The individual (Company) and consolidated quarterly information was prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporate Law, pronouncements issued by the Committee for Accounting Pronouncements – CPC and rules issued by the Brazilian Securities and Exchange Commission (“CVM”).

In compliance with the CPC Technical Pronouncement 02, approved by the CVM Resolution 534, the Company integrated the investments abroad which are not characterized as independent entities into the Parent Company’s quarterly information (see Note 4).

The Company, in order to enhance the disclosures to the market, presents the following supplementary information on the business segments, comprising the Parent Company and the consolidated financial information:

“A segment is a distinguishable component of the Company , goal of which is the manufacturing of products, the rendering of services, or the provision of products and services within a particular economic environment, which is subject to risks and rewards that are different from other segments”.

The quarterly information includes the changes brought by Law 11,638/07 and Provisional Measure 449/08. The Company presents below a table with the effects related to the application of the new rules, which are in line with the assumptions underlying the December 31, 2008 statements.

	Consolidated				Parent Company

	Balance disclosed at 9/30/08	Adjustments of Law 11,638/07 and PM 449/08		Adjusted balance	Balance disclosed at 9/30/08	Adjustments of Law 11,638/07 and PM 449/08		Adjusted balance

Shareholders’ equity
Capital	1,680,947			1,680,947	1,680,947			1,680,947
Other reserves	1,125,254	(658,969)	(2)	466,285	1,373,190	(657,310)	(2)	715,880
Equity valuation adjustments
Foreign exchange variation of investees abroad		425,407	(9)	425,407		425,407	(9)	425,407
Equity valuation adjustments
Reversal of revaluation reserve	4,366,812	(4,366,812)	(1)+(3)		4,366,812	(4,366,812)	(1)+(3)
Reversal of exchange rate variation - Intercompany pre-payment		(180,206)	(7)	(180,206)
Reversal of intercompany loans variation		(202,412)	(7)	(202,412)
Reversal of loan agreement exchange variation		(52,990)	(7)	(52,990)
Provision for deferred income and social contribution taxes on
equity valuation adjustments		137,400	(8)	137,400
Retained earnings (or accumulated losses)	1,837,889	462,931		2,300,820	1,693,675	197,513		1,891,187
Reversal of realization of equity revaluation reserve		333,212	(1)	333,212	(142,970)	458,293	(1)	315,323
Reversal of income, social contribution taxes on portion
of revaluation reserve		(1,611)	(3)	(1,611)		(28,142)	(3)	(28,142)
Deferred assets w rite-off related to 2007 balance		(22,302)	(6)	(22,302)		(22,302)	(6)	(22,302)
Income for the period	1,837,889	153,632		1,991,521	1,836,645	(210,337)		1,626,308

TOTAL SHAREHOLDERS' EQUITY	9,010,902	(4,435,651)		4,575,251	9,114,624	(4,401,202)		4,713,421

NET REVENUE	10,613,840			10,613,840	7,881,851			7,881,851
Cost of goods sold and services rendered	(5,567,145)	320,917	(2)	(5,246,228)	(4,202,442)	304,094	(2)	(3,898,348)
GROSS OPERATING INCOME	5,046,695	320,917		5,367,612	3,679,409	304,094		3,983,503
OPERATING INCOME AND EXPENSES
Selling expenses	(529,222)	2,120	(2)	(527,102)	(335,536)	1,910	(2)	(333,626)
General and administrative expenses	(364,898)	(33,399)	(2)	(398,297)	(239,729)	(10,918)	(2)	(250,647)
Other operating expenses (income)	(344,027)	(2,720)	(2)+(5)	(346,747)	569,569	28,196	(2)+(5)	597,765

OPERATING INCOME BEFORE FINANCIAL EFFECTS	3,808,548	286,918		4,095,466	3,673,713	323,282		3,996,995
Financial income and expenses	(886,895)			(886,895)	(455,561)	(79,661)	(10)	(535,222)
Foreign exchange and monetary variations, net	(498,933)	10,201	(7)	(488,732)	(868,041)	(347,645)	(7)	(1,215,686)
INCOME BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	2,422,720	297,119		2,719,839	2,350,111	(104,024)		2,246,087
Current income and social contribution taxes	(760,601)	(137,400)	(8)	(898,001)	(605,135)			(605,135)
Deferred income and social contribution taxes	175,771	(112,400)	(4)	63,371	91,669	(106,313)	(4)	(14,644)

NET INCOME FOR THE PERIOD	1,837,890	47,319		1,885,209	1,836,645	(210,337)		1,626,308

(1) Reversal of the revaluation.
(2) Portion related to the reversal of the depreciation of the revaluation.
(3) Income and social contribution tax reversal related to the revaluation.
(4) Income and social contribution tax reversal related to the depreciation of the revaluation.
(5) Write-off of revaluated assets.
(6) Write-off of deferred assets referring to 2007 pursuant to Law 11,638.
(7) Exchange rate variation of loans and financing from intercompany operations: Fixed rate notes, intercompany, prepayment and loan.
(8) Income tax (IR) and social contribution on net income (CSLL) related to exchange rate variation of loans and financing from intercompany operations: Fixed rate notes, intercompany, prepayment, loan, depreciation of revaluation.
(9) Equity valuation adjustment referring to equity pick-up effects.
(10) Adjustment companies considered as subsidiaries, in the adoption of law 11,638/07 and CPC 02.

3. MAIN ACCOUNTING PRACTICES

(a) Statement of income

The results of operations are recognized on the accrual basis and the revenue from the sales of products is recognized when the Company no longer controls or holds any responsibility for the property and all risks and rewards have been transferred to the buyer. Revenue from services rendered is recognized in proportion to the stage of completion of the service.

Revenue is not recognized if Management cannot measure its value precisely and if there is no significant certainty as to the realization of the economic benefit of the sale.

(b) Current and noncurrent assets

• Cash and cash equivalents

These are represented by immediate liquidity amounts, redeemable in up to 90 days from the balance sheet dates and with an insignificant risk of change in their market value. Financial assets included in this group are measured at fair value through the statement of income.

• Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency are corrected at the exchange rate as of the date of the quarterly information. The allowance for doubtful accounts was recorded in an amount considered adequate to support possible losses and Management’s assessment takes into account the client’s history, the financial situation and the assessment of our legal advisors regarding the receipt of these credits for the recording of this provision.

• Inventories

Inventories are stated at their average cost of acquisition or production and imports in transit are recorded at their cost of acquisition, not exceeding their market or realization values. Provisions for losses or obsolescence are recorded whenever Management considers it appropriate.

• Investments

Investments in subsidiaries and jointly-owned subsidiaries are recorded through the equity accounting method and recognized in the income for the period as operating income (or expenses). Other investments are recorded and held at cost.

When necessary, the accounting practices of the subsidiaries and jointly-owned subsidiaries are changed to ensure criteria consistency and uniformity with the practices adopted by the Company.

Accounting records of the subsidiaries were integrated into to the parent Company’s quarterly information, as established in the CPC Pronouncement 02.

• Property, plant and equipment

These are recorded at acquisition, formation or construction cost. Depreciation is calculated through the straight-line method, based on the remaining economic useful lives of the assets, and depletion of the mines is calculated based on the quantity of iron ore extracted. Loans costs related to funds raised for specific construction in progress are capitalized until the constructions are concluded.

Law 11638/07, Provisional Measure (MP) 449/08 and the CPC Pronouncement 01 require that the recoverability valuation of all items comprising this subgroup be carried out and if there is evidence of loss, as no item should remain recorded under property, plant and equipment at an amount higher than its recoverable value, then there may be the need of the performance of a recoverability valuation of this asset. The Company evaluated its property, plant and equipment items and did not identify any loss to be recorded.

• Intangible assets

Intangible assets comprise of assets acquired from third parties, including by means of business combinations, and/or those internally generated by the Company.

These assets are recorded at the acquisition or formation cost, less amortization calculated through the straight-line method based on exploration or recovery terms.

Intangible assets with indefinite useful lives, as well as goodwill for expected future profitability, will no longer be amortized as of January 1, 2009, and their recoverable value will be tested on a yearly basis, or whenever it is deemed necessary.

• Deferred charges

The Company maintains in this group just the remaining balances of deferred pre-operating expenses, which will be amortized in accordance with the criteria prior to Law 11,638/07 due to the option offered by the CPC Technical Pronouncement 13 (Initial adoption of Law 11638/07) and Provisional Measure 449/08.

• Impairment

The recoverable value of intangible assets and deferred charges are tested on a yearly basis or, as in the case of property, plant and equipment, whenever significant events or changes in circumstances indicate that the book value may not be recovered.

In order to test the recoverability of an individual asset or a group of assets, the Company analyzes supporting evidence that their book values will not be recovered and, should these evidences be confirmed and the Company identifies an impairment possibility, Management compares the residual book value of this group of assets with their recoverable value and records them.

• Other current and noncurrent assets

Stated at their realization value, including, when applicable, the yields earned up to the date of the quarterly information or, in the case of prepaid expenses, at cost.

(c) Current and noncurrent liabilities

These are stated at their known or calculatable values, plus, when applicable, the corresponding charges and monetary and foreign exchange variations incurred up to the date of the quarterly information.

• Employee benefits

In compliance with Resolution 371/00, issued by the CVM, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the aforementioned reported resolution and based on independent actuary studies, which are carried out annually .

• Income and social contribution taxes

Income tax is calculated at rates of 15% plus an additional of 10% on taxable basis and social contribution on net income at a 9% rate on the taxable basis. In the calculation of taxes, the offsetting of the tax loss carryforward and negative basis of social contribution is also considered, and it is limited to 30% of the taxable income.

The deferred tax assets deriving from tax loss carry forwards and negative basis of social contribution on net income were recorded in compliance with the CVM Resolution 371/02 and took into consideration the history of profitability and the expectations of generating future taxable income, based on a technical study.

(d) Derivative financial instruments

The financial instrument balances, recorded in accordance with the CPC Technical Pronouncement 14, which was approved by the CVM Resolution 565/08, are classified and recorded at fair value and gains and losses are recognized in the statement of income by accrual period.

(e) Other derivative financial instruments

The Company maintained a financial instrument called total return equity swap, purpose of which is to increase the return on financial assets. This instrument was recorded at fair value and gains and losses were recognized in the statement of income by accrual period.

This instrument was recorded in other accounts payable, and its margin of guarantee in other accounts receivable; the instrument was settled on August 13, 2009.

(f) Nonderivatives financial instruments

Financial instruments are initially recognized at fair value, whereas those financial instruments not classified at fair value through profit and loss are recognized with the transaction costs that are directly attributable to them. Subsequently to the initial recognition the financial instruments are measured as follows:

• Financial asset or liability measured at fair value through profit and loss

A financial instrument is classified as measured at fair value through profit and loss if it is held for trading. These instruments are measured at fair value and the subsequent fluctuation is recognized in the income for the period.

• Loans and receivable

These are measured at the amortized cost and by using the effective interest rate method, less impairment loss.

(g) Treasury Shares

As established by the CVM Instruction 10 of February 14, 1980, shares held in treasury are recorded at cost of acquisition, and the market value of these shares is calculated based on the average stock exchange quotation on the last day of the period.

(h) Accounting Estimates

The preparation of the quarterly information, in accordance with the accounting practices adopted in Brazil, requires that Management uses its judgment in determining and recording the accounting estimates, such as: allowance for doubtful accounts, provision for inventory losses, provisions for labor, civil, tax, environmental and social security liabilities, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employees’ benefits. The settlement of the transactions involving these estimates may result in amounts different from those estimated, due to lack of precision inherent to the process of their determination. The Company periodically reviews the estimates and assumptions.

4. CONSOLIDATED QUARTERLY INFORMATION

The accounting practices reflect the changes introduced by the new pronouncements and were treated uniformly in all the consolidated companies.

The consolidated quarterly information for the periods ended September 30, 2009 and June 30, 2009, include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

	Ownership interest (%)

Companies	9/30/2009	6/30/2009	Main activities

Direct investment: full consolidation
CSN Energy	100.00	100.00	Equity interest
CSN Export	100.00	100.00	Financial operations, trading of products and equity interest
CSN Overseas	100.00	100.00	Financial operations and equity interest
CSN Panama	100.00	100.00	Financial operations and equity interest
CSN Steel	100.00	100.00	Financial operations and equity interest
Arame Corporation	100.00	100.00	Dorment Company
TdBB S.A	100.00	100.00	Dorment Company
International Charitable Corporation	100.00	100.00	Dorment Company
GalvaSud	99.99	99.99	Steel
Sepetiba Tecon	99.99	99.99	Maritime port services
Mineração Nacional (1)	99.99	99.99	Mining and equity interest
CSN Aços Longos	99.99	99.99	Steel and/or metal products industry and trade
Itaguaí Logística	99.99	99.99	Logistics
Estanho de Rondônia - ERSA	99.99	99.99	Mining
Cia Metalic Nordeste	99.99	99.99	Packaging production
Companhia Metalúrgica Prada	99.99	99.99	Packaging production
CSN Cimentos	99.99	99.99	Cement production
Inal Nordeste	99.99	99.99	Steel products service center
CSN Gestão de Recursos Financeiros	99.99	99.99	Dorment Company
Congonhas Minérios	99.99	99.99	Mining and equity interest
CSN Energia	99.9	99.9	Electricity trading
Direct investment: proportional consolidation
Transnordestina Logística	81.6	81.6	Railroad transport
Nacional Minérios	59.99	59.99	Mining and equity interest
Itá Energética	48.75	48.75	Electricity generation
MRS Logística	27.27	27.27	Railroad transport
Indirect investment: full consolidation
CSN Aceros	100.00	100.00	Equity interest
CSN Cayman	100.00	100.00	Financial operations, trading of products and equity interest
CSN Iron	100.00	100.00	Financial operations
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Holdings Corp	100.00	100.00	Equity interest
Companhia Siderúrgica Nacional Partner LLC	100.00	100.00	Equity interest
Energy I	100.00	100.00	Equity interest
CSN Madeira	100.00	100.00	Financial operations, trading of products and equity interest
Cinnabar	100.00	100.00	Financial operations and equity interest
Hickory	100.00	100.00	Financial operations and trading of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Equity interest
CSN Acquisitions	100.00	100.00	Financial operations and equity interest
CSN Finance (Netherlands)	100.00	100.00	Financial operations and equity interest
CSN Finance	100.00	100.00	Financial operations and equity interest
CSN Holdings	100.00	100.00	Financial operations and equity interest
Itamambuca Participações	100.00	100.00	Mining and equity interest
Lusosider Aços Planos	99.94	99.94	Steel industry and equity interest
CSN Energia	0.1	0.1	Electricity trading
Indirect investment: proportional consolidation
Namisa Europe (2)	60.00	60.00	Equity interest and trading of products and mining
Inversiones CSN Espanha	60.00	60.00	Financial operations and equity interest
Pelotização Nacional	59.99	59.99	Mining and equity interest
MG Minérios	59.99	59.99	Mining and equity interest
MRS Logística	6.00	6.00	Railroad transport

(1) New corporate name of Minas Pelotização.
(2) New corporate name of NMSA Madeira.

The following consolidation procedures were adopted in the preparation of the consolidated quarterly information:

• Elimination of the balances of asset and liability accounts between consolidated companies;
• Elimination of the balances of investments and shareholders’ equity between consolidated companies;
• Elimination of balances of income and expenses and unrealized income deriving from consolidated intercompany transactions;
• Presentation of income and social contribution taxes on the unearned income as deferred taxes in the consolidated quarterly information; and
• Reclassification of exchange rate variations of monetary items with net foreign investment characteristics from financial income to shareholders’ equity. Due to the change in the Management’s intent regarding the settlement of these loans, the foreign exchange effects determined after August 31, 2009 have been recorded in income for the period.

Pursuant to the CVM Instruction 408 of August 18, 2004, the Company consolidates the quarterly information of the exclusive investment funds Diplic and Mugen.

The base date for the subsidiaries’ and jointly-owned subsidiaries’ quarterly information coincides with that of the Parent Company.

The reconciliation between shareholders’ equity and net income for the period of the Parent Company and consolidated is as follows:

	Shareholders’ equity		Net income for the year

	9/30/2009	6/30/2009	9/30/2009	9/30/2008

Parent Company	6,403,692	6,990,512	2,610,853	1,836,645
Elimination of interests in inventories	(49,969)	(72,432)	35,924	1,244
Foreign exchange variation adjustment – CPC02			(794,792)
Other adjustments	1,063	9,461	1,244

Consolidated	6,354,786	6,927,541	1,853,230	1,837,889

Additionally, the quarterly information of the subsidiaries abroad which are not characterized as independent entities was integrated into the parent company’s quarterly information, pursuant to the CPC Technical Pronouncement 02, approved by the CVM Resolution 534/08:

	Ownership interest (%)

Companies	9/30/2009	6/30/2009	Main activities

Branches
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI	100.00	100.00	Financial operations
Tangua	100.00	100.00	Financial operations
International Investment Fund	100.00	100.00	Equity interest

5. RELATED PARTIES TRANSACTIONS

a) Transactions with Parent Company

Vicunha Siderurgia S.A. is a holding company whose purpose is to hold interest in other companies. It is the Company’s main shareholder, with a 47.86% interest in the voting capital.

Vicunha Siderurgia’s corporate structure is as follows (unrevised information):

Rio Purus Participações S.A. – holds 60% of National Steel and 59.99% of Vicunha Steel S.A.
CFL Participações S.A. – holds 40% of National Steel and 39.99% of Vicunha Steel S.A.
National Steel – holds 33.04% of Vicunha Aços
Vicunha Steel – holds 66.96% of Vicunha Aços
Vicunha Aços – holds 99.99% of Vicunha Siderurgia

CSN recorded interest on shareholders’ equity for the period, in addition, the Company paid dividends and interest on shareholders’ equity for Vicunha Siderurgia in the amount indicated in the table below, according to the percentage of the Vicunha Siderurgia’s interest in CSN as of the closing date of this quarterly information.

Parent company	Proposed interest on shareholders' equity	Dividends paid in the period	Interest on shareholders' equity paid in the period

Total at 9/30/2009	130,915	689,747	123,421

Total at 12/31/2008		938,223	93,210

b) Transactions with jointly-owned subsidiaries

The Company holds interest in jointly-owned subsidiaries in the strategic areas of mining, logistics and power generation. The characteristics, goals and transactions with these companies are stated as follows:

• Assets

Companies	Accounts receivable	Dividends receivable	Loans / current accounts(*)	Advance for future capital increase	Total

Nacional Minérios	37,822		1,212,482		1,250,304
Transnordestina				97,949	97,949
MRS Logística	1,149	50,147			51,296

Total at 9/30/2009	38,971	50,147	1,212,482	97,949	1,399,549

Total at 6/30/2009	76,644	50,147	1,238,946	37,138	1,402,875

(*) Loan agreement of US$500,000 thousand, starting on January 28, 2009, maturing on January 31, 2012 and with semiannual interest rate of 12% p.a.

• Liabilities and shareholders’ equity

	Liabilities				Shareholders' equity

Companies	Advance from clients	Loans / Current accounts	Other	Total	Equity Valuation Adjustments - Effects	Total

Nacional Minérios	7,577,500	5,715		7,583,215	(15,508)	(15,508)
MRS Logística		2,142	99,043	101,185
Itá Energética			12,785	12,785

Total at 9/30/2009	7,577,500	7,857	111,828	7,697,185	(15,508)	(15,508)

Total at 6/30/2009	7,516,096	5,770	86,350	7,608,216	6,059	6,059

Namisa: the advance from clients received from the jointly-owned subsidiary Nacional Minérios S.A. is related to the contractual obligation of iron ore supply and port services by CSN. The contract has a 12.5% p.a. interest rate and maturity expected for June 2042.

The valuation adjustment effects refer to an investee abroad whose functional currency is different from the real.

MRS: in other accounts payable with MRS Logística we recorded the amount provisioned by CSN to cover take-or-pay contractual expenses related to the rail transportation contract, agreed upon normal price conditions practiced in this market.

Itasa: it is related to the electric power supply billed under normal market conditions of the Brazilian energy market, ruled by Electric Power Trade Chamber.

• Income

	Revenues			Expenses

Companies	Products and services	Interest and monetary and exchange variations	Total	Products and services	Interest	Total

Nacional Minérios	349,574	81,046	430,620	59,107	670,268	729,375
MRS Logística	104		104	285,280		285,280
Itá Energética				109,348		109,348

Total at 9/30/2009	349,678	81,046	430,724	453,735	670,268	1,124,003

Total at 9/30/2008	85,248		85,248	438,802		438,802

• Nacional Minérios S.A. (“Namisa”)

Its main purpose is to extract and sell own and third-party iron ore. The main operations are developed in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima in the state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro. CSN maintains iron ore supply and port service provision transactions, in addition to administrative, operating and financial support.

• Transnordestina Logística S.A.

Its main purpose is to exploit the public rail cargo transportation service concession and the development in the Northeast Network. The Company does not maintain operating transactions with the subsidiary, and the operations between the parties are related to financial support to projects and operations of the subsidiary.

• MRS Logística S.A.

Its purpose is to exploit and develop the public rail cargo transportation service in the Southeast Network, which serves the Rio de Janeiro-São Paulo-Belo Horizonte stretch. MRS provides rail cargo transportation services for the supply and outflow of the CSN raw materials and finished products.

• Itá Energética S.A. – Itasa

Itasa holds an interest in the Itá Hydroelectric Power Plant consortium and the operations between the parties are related to contracting electric power supply for the CSN operations.

c) Transactions with subsidiaries and special purpose entities (exclusive investment funds)

• Assets

	Accounts	Marketable	Loans/current	Dividends	Advance for future
Companies	receivable	securities (**)	accounts(*)	receivable	capital increase	Total

Exclusive investment funds		2,136,627				2,136,627
Cinnabar			1,689,265			1,689,265
CSN Madeira	329,564		376,313			705,877
CSN Export	484,468					484,468
Companhia Metalúrgica Prada	71,280		2,527			73,807
CSN Cimentos	1,545				38,700	40,245
CSN Aços Longos					18,726	18,726
GalvaSud	8,456					8,456
Inal Nordeste	7,550					7,550
CSN Energia				6,007		6,007
Namisa Europe	5,855					5,855
Cia. Metalic Nordeste	5,332					5,332
Estanho Rondônia				4,958		4,958
Sepetiba Tecon	206		456			662
Aceros			44			44

Total at 9/30/2009	914,256	2,136,627	2,068,605	10,965	57,426	5,187,879

Total at 6/30/2009	827,301	659,505	2,290,805	10,965	174,634	3,963,210

(*) Cinnabar – Contract in US$; interest ranging from 5.58% p.a. to 10.42% p.a.; final maturity in January 2015.
CSN Madeira - Contract in US$; interest ranging from 9.50% to 10.88 % p.a.; final maturity in January 2015.

(**) Financial investments in exclusive investment funds managed by Banco BTG Pactual are backed by Brazilian government bonds and have daily liquidity.

Accounts receivable derive from sales operations of products and services among the parent company and the subsidiaries.

• Liabilities

	Loans and financing			Accounts payable

			Loans and
		Fixed Rate	Intercompany	Loans (3) / current
Companies	Pre-payment (1)	Notes(2)	Bonds (2)	accounts	Other	Total

Cinnabar	1,440,146	715,478	131,379	273,402		2,560,405
CSN Iron	86,868		1,106,556			1,193,424
CSN Madeira	346,258		18,180	313,981		678,419
CSN Export	578,570			10,639		589,209
Aceros				17,875		17,875
Ersa					4,213	4,213
GalvaSud					1,724	1,724
Other(*)					1,396	1,396

Total at 9/30/2009	2,451,842	715,478	1,256,115	615,897	7,333	5,046,665

Total at 6/30/2009	2,742,259	731,761	1,350,722	674,818	189,434	5,688,994

The conditions of the transactions with these subsidiaries are shown as follows:

(1) Contracts in US$ - CSN Export: interest from 4.00% to 7.43% p.a. with maturity in May 2015.
Contracts in US$ - Cinnabar: interest from 7.00% to 10.0% p.a. with maturity in June 2018.
Contracts in US$ - CSN Madeira: interest of 7.25% p.a. with maturity in September 2016.
Contracts in US$ - CSN Iron: interest of 7.00% p.a. with maturity in January 2012.

(2) Contracts in US$ - CSN Iron: Intercompany Bonds: interest of 9.125% p.a. with maturity on June 1, 2047.
Contracts in YEN - Cinnabar: interest of 1.5% p.a. with maturity on July 13, 2010.
Contracts in R$ - Cinnabar (part): IGPM + 6% p.a. with indefinite maturity.
Contracts in US$ - CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity on September 15, 2011.

(3) Contracts in US$ - CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.
Contracts in US$ - CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.
Contracts in US$ - Cinnabar (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*) Other: Metalic, Inal Nordeste, Prada, CSN LLC, CSN Cimentos and Tecon.

• Shareholders’ equity – accumulated translation adjustments (Law 11,638/07)

	Investment
	Exchange	Investments Exchange
Companies	Variation	Variation Effects	Total

Panama	29,791		29,791
CSN Steel	12,805	(11,866)	939
Overseas	(8,983)		(8,983)
Energy I	(13,274)		(13,274)
CSN Export	(25,988)		(25,988)

Total at 9/30/2009	(5,649)	(11,866)	(17,515)

Total at 6/30/2009	414,200	(18,848)	395,352

Accumulated translation adjustments (asset valuation adjustment) refer to investees overseas whose functional currencies are different from the Brazilian Real.

• Income

	Revenues			Expenses

		Interest and		COGS /	Interest and
	Products and	monetary and		Products and	monetary and
Companies	services	exchange variations	Total	services	exchange variations	Total

CSN Export	666,906	(65,461)	601,445	560,369	(153,396)	406,973
Companhia Metalúrgica Prada	648,064		648,064	297,090		297,090
GalvaSud	405,218		405,218	245,141		245,141
Cia. Metalic Nordeste	58,350		58,350	32,529		32,529
Inal Nordeste	33,236		33,236	16,058		16,058
Ersa				13,598		13,598
Namisa Europe	47,146	(9,705)	37,441	9,660		9,660
Sepetiba Tecon	2,146		2,146	1,692		1,692
CSN Cimentos	13,936		13,936
Exclusive investment funds		(603,800)	(603,800)
Aceros					(5,619)	(5,619)
CSN Madeira	521,973	(63,732)	458,241	157,713	(190,281)	(32,568)
CSN Iron					(280,537)	(280,537)
Cinnabar		142,777	142,777		(665,581)	(665,581)

Total at 9/30/2009	2,396,975	(599,921)	1,797,054	1,333,850	(1,295,414)	38,436

Total at 9/30/2008	2,159,314	219,011	2,378,325	1,084,821	848,728	1,933,549

During 2009, the subsidiary CSN Export S.à.r.l. exported to the CSN subsidiaries, Lusosider in Portugal and CSN LLC in the United States, intermediated by third parties. These transactions and their effects were eliminated from the consolidated quarterly information.

d) Other related parties

• CBS Previdência

The Company is the main sponsor of CBS Previdência, not-for-profit civil association set up in July 1960, whose main purpose is to pay supplementary benefits to those paid by social security. As the CBS Previdência sponsor, CSN maintains payment transactions of contributions and actuarial liability recognition ascertained in defined benefit plans.

• Fundação CSN

CSN develops socially responsible policies currently focused on Fundação CSN, whose sponsor is the Company. Transactions between the parties are related to operating and financial support for Fundação CSN to develop social projects, mainly in the localities where CSN operates.

• Banco Fibra

Banco Fibra is under the same control structure of Vicunha Siderurgia, and financial transactions with this bank are limited to transactions in checking accounts and financial investments in fixed income.

The balances of transactions between the Company and these entities are shown as follows:

Assets and Liabilities

	Assets		Liabilities

	Bank checking
	accounts and		Actuarial	Other accounts
Companies	marketable securities	Total	liabilities	payable	Total

CBS Previdência			85,355		85,355
Fundação CSN	906	906		50	50
Banco Fibra	5,221	5,221

Total at 9/30/2009	6,127	6,127	85,355	50	85,405

Total at 6/30/2009	14,627	14,627	96,285	66	96,351

Income

	Revenues		Expenses

			Pension
	Monetary and		Fund
Company	exchange variation	Total	Expenses	Other expenses	Total

CBS Previdência	154	154	52,003	55	52,058
Fundação CSN				1,680	1,680
Banco Fibra	181	181

Total at 9/30/2009	335	335	52,003	1,735	53,738

Total at 9/30/2008			(2,914)	3,089	175

e) Key management personnel

Key management personnel are responsible for planning, directing and controlling the Company’s activities and include the members of the Board of Directors, statutory officers and other officers. The Company presents, in the table below, information on compensation and balances existing as of September 30, 2009.

	9/30/2009		6/30/2009		9/30/2009	9/30/2008

	Assets	Liabilities	Assets	Liabilities	Income	Income

Short-term benefits for employees and management		1,310		1,258	5,424	7,461
Post-employment benefits					73	86
Other long-term benefits	n/a	n/a	n/a	n/a
Benefits of labor agreement termination	n/a	n/a	n/a	n/a
Share-based compensation	n/a	n/a	n/a	n/a

		1,310		1,258	5,497	7,547

n/a – Not applicable

6. CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company

	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Current assets
Cash and cash equivalents
Cash and Banks	1,388,701	182,004	1,320,521	100,992

Marketable Securities
In Brazil:
Exclusive investment funds			2,136,627	659,505
Brazilian government bonds	3,006,205	1,017,261
Fixed income and debentures	1,158,654	979,774	15,035	2,057

	4,164,859	1,997,035	2,151,662	661,562

Abroad:
Time Deposits	3,354,984	3,901,842	1,818,682	2,608,678

Total Marketable securities	7,519,843	5,898,877	3,970,344	3,270,240

Cash and Cash Equivalents	8,908,544	6,080,881	5,290,865	3,371,232

The available financial funds in the Parent Company and subsidiaries established in Brazil are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government bonds, with immediate liquidity. Additionally, a significant portion of the financial funds of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive investment funds, managed by BTG Pactual Serviços Financeiros S.A DTVM, and its assets, are accountable for possible losses in investments and operations carried out. The Company may bear the fund’s operation fees (management, custody and audit fees) and it may also be called to back the shareholders’ equity in the event of losses resulting from interest rate, exchange rate or other financial asset variations.

7. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company

	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Domestic market
Subsidiaries			133,340	231,987
Other clients	1,111,671	1,109,914	647,729	676,234

	1,111,671	1,109,914	781,069	908,221
Foreign market
Subsidiaries			819,888	671,958
Other clients	362,581	304,990	4,002	11,141

	362,581	304,990	823,890	683,099
Advance on Export Contracts (ACE)	(53,343)	(58,548)	(53,343)	(58,548)
Allowance for doubtful accounts	(296,794)	(277,608)	(242,727)	(222,652)

	1,124,115	1,078,748	1,308,889	1,310,120

The Company also maintains other long-term accounts receivable, and among these assets 77% are debentures issued by Companhia Brasileira de Latas in 2002, in the amount of R$212,870. As of September 30, 2009, the Company held a provision for total loss for these debentures.

8. INVENTORIES

	Consolidated		Parent Company

	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Finished products	603,691	638,189	369,534	422,732
Work in process	587,866	872,063	488,819	808,896
Raw materials	547,660	749,614	396,371	476,923
Supplies	711,561	732,973	601,424	622,245
Advance to suppliers	227,066	382,352	212,959	316,574
Provision for losses	(42,494)	(26,819)	(38,393)	(22,846)
Materials in transit	91,159	64,352	53,340	18,433

	2,726,509	3,412,724	2,084,054	2,642,957

9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred income and social contribution taxes

Deferred income and social contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax base of assets, liabilities and the respective carrying value.

	Consolidated		Parent Company

	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Current assets
Income tax	494,658	388,182	316,162	321,049
Social contribution	176,676	139,992	113,965	115,739

	671,334	528,174	430,127	436,788

Long-term assets
Income tax	1,132,652	608,024	527,164	508,378
Social contribution	394,766	205,814	176,549	169,699

	1,527,418	813,838	703,713	678,077

Current liabilities
Income tax	936
Social contribution	337

	1,273

Long-term liabilities
Income tax	15,620
Social contribution	5,623

	21,243

	9/30/2009	9/30/2008	9/30/2009	9/30/2008

Income
Income tax	177,719	123,402	(70,123)	62,947
Social contribution	61,405	52,368	(26,184)	28,722

	239,124	175,770	(96,307)	91,669

Pursuant to CVM Instruction 371/02, some companies of the group, recorded tax credits on tax loss carryforwards and negative basis of social contribution that are not subject to statute of limitations based on the history of profitability and on the expectations of future taxable income determined in technical valuation approved by the Management.

The increase in deferred taxes in the quarter results from the tax benefit generated from the merger of Big Jump into Namisa, as described in Note 25.

The book value of deferred tax assets is reviewed monthly and projections are reviewed annually, and are subject to any material aspects that might change realization projections. These studies indicate the realization of these tax assets within the term established by said Instruction and within the 30% limit of the taxable income, fact which is shown as follows:

				9/30/2009

	Consolidated		Parent Company

	Corporate income tax	Social contribution	Corporate income tax	Social contribution
Year	Tax loss	Negative basis	Tax loss	Negative basis

2009	84,764	28,703	61,445	22,267
2010	5,781	2,081
2011	5,400	1,944
2012	4,971	1,790
2013	4,577	1,648
2014 to 2016	16,084	6,032

Total	121,577	42,198	61,445	22,267

(b) The sources of the deferred income and social contribution taxes of the Parent Company are shown as follows:

	9/30/2009				6/30/2009

	Income tax		Social contribution		Income tax		Social contribution

	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term

Assets
Provisions for contingencies	46,251	365,887	16,650	131,719	47,597	327,709	17,135	117,975
Provision for interest on shareholders’ equity	68,417		24,630		48,319		17,395
Provision for payment of private pension plans	14,181	7,158	5,105	2,577	14,076	9,996	5,067	3,598
Taxes under litigation		24,910				24,450
Tax credits - Income and social contribution taxes	61,445		22,267		100,108		36,200
Other provisions	125,868	129,209	45,313	42,253	110,949	146,223	39,942	48,126

	316,162	527,164	113,965	176,549	321,049	508,378	115,739	169,699

(c) The reconciliation between the income and social contribution tax expenses and income of the parent company and consolidated, and the result of the rate on net income before Income tax (IR) and Social Contribution (CSLL) in force are shown as follows:

	Consolidated		Parent Company

	9/30/2009	9/30/2008	9/30/2009	9/30/2008

Income before income and social contribution taxes	2,405,049	2,422,720	3,247,779	2,350,111
Rate	34%	34%	34%	34%

Income and social contribution taxes at the combined tax rate	(817,717)	(823,725)	(1,104,245)	(799,038)
Adjustments to reflect the effective tax rate:
Benefit of Interest on shareholders’ equity - JCP	93,012	64,474	93,012	64,474
Equity income of subsidiaries at different rates or which are not taxable	507,521	139,677	732,459	237,217
Tax incentives	6,921	12,701	5,114	12,701
Tax credits		51,096
Effect of exchange rate variation on incorporated branches – CPC 02	(337,683)		(337,683)
Other permanent (additions) deductions	(3,873)	(29,054)	(25,583)	(28,820)

Income and social contribution taxes on net income for the period	(551,819)	(584,831)	(636,926)	(513,466)

Effective rate	23%	24%	20%	22%

10. INVESTMENTS

a) Direct interest in subsidiaries and jointly-owned subsidiaries

					9/30/2009			6/30/2009

				Net			Net
Companies	Number of shares		%	income		%	income
	(in units)		Direct	(loss)	Shareholders'	Direct	(loss)	Shareholders'

	Common	Preferred	interest	for the period	equity	interest	for the period	equity

Steel
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	(755)	91,958	99.99	(2,657)	92,713
INAL Nordeste	43,985,567		99.99	(3,558)	36,715	99.99	(4,535)	40,273
CSN Aços Longos	198,448,052		99.99	(1,184)	210,256	99.99		36,807
GalvaSud	11,610,671,043		99.99	26,111	749,721	99.99	27,787	723,610
Companhia Metalúrgica Prada	3,155,036		99.99	(5,861)	561,391	100.00	5,209	567,252
CSN Steel	480,726,588		100.00	15,272	1,447,968	100.00	2,371	1,567,239
CSN Overseas	7,173,411		100.00	33,858	1,027,670	100.00	24,945	1,092,350
CSN Panama	4,240,032		100.00	27,133	692,325	100.00	99,404	733,071
CSN Energy	3,675,319		100.00	91,023	903,751	100.00	360,533	902,655
CSN Export	1,036,429		100.00	(31,235)	214,083	100.00	4,528	266,807
Logistics
MRS Logística	188,332,667	151,667,313	27.27	178,186	1,960,881	27.27	131,570	1,782,694
Transnordestina Logística	550,722,199	45,513,333	81.60	(4,427)	409,595	81.60	(10,246)	414,022
Sepetiba Tecon	254,015,053		99.99	13,243	200,321	99.99	5,538	187,077
Itaguaí Logística	1,000,000		99.99		998	99.99		998
Energy
Itá Energética	520,219,172		48.75	11,986	642,760	48.75	19,921	630,774
CSN Energia	1,000		99.99	(314)	62,833	99.99	(923)	63,085
Mining
ERSA	34,236,307		99.99	(728)	17,341	99.99	(1,788)	18,069
Congonhas Minérios	5,010,000		99.99	85	5,815	99.99	96	5,729
Pelotização Nacional	1,000,000		99.99		998	99.99		998
Nacional Minérios	475,067,405		59.99	220,928	10,031,207	59.99	222,809	8,454,103
Cement
CSN Cimentos	722,113,330		99.99	(13,585)	315,739	99.99	(10,231)	329,324

b) Investment breakdown

	6/30/2009						9/30/2009

Companies	Opening balance of investments	Additions (w rite-offs)					Equity pick-up and provision for losses	Closing balance of investments

		Capital increase	Dividends	Foreign exchange variation adjustments CPC 02	Gain and loss in percentage variation	Other

Steel
Cia Metalurgica Prada	567,252						(5,861)	561,391
Cia. Metalic Nordeste	92,713						(755)	91,958
INAL Nordeste	40,273						(3,558)	36,715
CSN Aços Longos	36,807	174,633					(1,184)	210,256
GalvaSud	723,610						26,111	749,721
CSN Steel	1,567,239			(141,523)		6,981 (1)	15,271	1,447,968
CSN Overseas	1,092,350			(98,538)			33,858	1,027,670
CSN Panama	733,071			(67,878)			27,132	692,325
CSN Energy	902,655			(89,927)			91,023	903,751
CSN Export	266,807	492		(21,982)			(31,234)	214,083

	6,022,777	175,125		(419,848)		6,981	150,803	5,935,838
Logistics
MRS Logistica	486,131						48,590	534,721
Transnordestina Logística	337,833						(3,612)	334,221
Sepetiba Tecon	187,077						13,244	200,321
Itaguaí Logística	998							998

	1,012,039						58,222	1,070,261
Energy
Itá Energética	307,502						5,843	313,345
CSN Energia	63,085						(314)	62,771

	370,587						5,529	376,116
Mining
ERSA	18,069						(728)	17,341
Nacional Minérios	5,072,461	157			835,115 (2)	(21,567) (1)	132,557	6,018,723
Pelotização Minérios	5,729						86	5,815
Pelotização Nacional	998							998

	5,097,257	157			835,115	(21,567)	131,915	6,042,877
Cement
CSN Cimentos	329,324						(13,585)	315,739

Total MEP	12,831,984	175,282		(419,848)	835,115	(14,586)	332,884	13,740,831

Other investments	31							31

Total Investments	12,832,015	175,282		(419,848)	835,115	(14,586)	332,884	13,740,862

(1) Adjustments in accordance with the rules of CPC 02 – classified into shareholders’ equity under translation accumulated adjustments.
(2) Equity pick up gain referring to the special goodwill reserve on reverse merger of Big Jump.

c) Additional Information on the main operating subsidiaries

• GALVASUD

Located in Porto Real, in the State of Rio de Janeiro, the Company has as its main corporate purpose all industrial, commercial and sales promotion activities related to: i) installation and operation of a steel products service center; ii) installation and operation of a hot-immersion galvanization line, iii) installation and operation of laser welding lines for the production of welded blanks destined for the automobile production; iv) just-in-time supply to the automotive industry; and v) promotion and sales of the products of the Company and of third parties, shareholders inclusively, to the automotive industry.

• INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute the CSN steel products, operating as a service and distribution center in the Northeast region of the country.

• COMPANHIA METALÚRGICA PRADA

Based in the city of São Paulo, Prada has branches in several states of the country and has as its main activities the rolled steel reprocessing and distribution, the manufacturing and trading of metallic products, manufacturing and trading of metallic packaging, as well as the import and export of these products.

On December 30, 2008, in order to achieve greater synergy, optimization of operations, cost reduction and, also, become more efficient, Prada incorporated the net assets of Indústria Nacional de Aços Laminados – INAL.

• CIA. METALIC NORDESTE

The Company, with its head office located in Maracanaú, State of Ceará, has as its main corporate purpose the manufacturing of metallic packaging destined to the beverage industry.

Its operation unit can be characterized as one of the world’s most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by the parent company CSN, and the lid production line, whose raw material is aluminum.

Its production is mainly geared towards the Brazilian northern and northeastern markets, with the surplus production of lids sold abroad.

The subsidiary received an incentive from PROVIN – Incentive Program for the Companies’ Operations, established by the Government of the State of Ceará, main purpose of which is the promotion of the industrial development and job generation in that State.

• SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

Sepetiba Tecon was the winner of the auction that occurred on September 3, 1998 for the takeover of the terminal concession and this concession allows the exploitation of the aforementioned terminal for the term of 25 years, extendable for another term of 25 years.

• CSN ENERGIA

Its main purpose is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which Company holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de Energia Elétrica”) – CCEE, in the amount of R$54,224 (R$54,224 as of June 30, 2009), which are due by concessionaires that present injunctions suspending the corresponding payments. Management understands that recording an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the official entities of the sector.

• CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos has the production and trading of cement as its purpose. CSN Cimentos use as one of its raw material the blast furnace slag from the pig iron production of the Presidente Vargas Steelworks. The company started to operate on May 14, 2009 and its results are also related to remaining expenditures deriving from activities discontinued in 2002, when the Company name was FEM – Projetos, Construções e Montagens.

• ESTANHO DE RONDÔNIA - ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes.

The subsidiary’s mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is the raw material used in UPV for the production of tin plates, is located in Ariquemes.

d) Additional information on the main jointly-owned subsidiaries

The amounts of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Company’s quarterly information, in accordance with the interest described in item (a) of this note.

				9/30/2009				6/30/2009

	NAMISA	TRANSNORDESTINA	MRS	ITASA	NAMISA	TRANSNORDESTINA	MRS	ITASA

Current assets	2,293,912	164,356	1,305,921	80,377	1,856,386	188,719	891,919	64,473
Noncurrent assets	9,763,752	713,209	3,550,893	903,736	8,629,319	629,042	3,552,857	914,230
Long-term assets	8,492,230	43,847	685,728	5,237	7,377,204	40,591	673,503	5,151
Investments, property, plant and equipment and deferred charges	1,271,522	669,362	2,865,165	898,499	1,252,115	588,451	2,879,354	909,079

Total Assets	12,057,664	877,565	4,856,814	984,113	10,485,705	817,761	4,444,776	978,703

Current liabilities	244,667	50,649	1,150,813	111,334	349,410	39,352	858,930	103,988
Noncurrent liabilities	1,781,790	417,321	1,745,120	230,019	1,682,192	364,387	1,803,152	243,941
Shareholders’ equity	10,031,207	409,595	1,960,881	642,760	8,454,103	414,022	1,782,694	630,774

Total liabilities and shareholders' equity	12,057,664	877,565	4,856,814	984,113	10,485,705	817,761	4,444,776	978,703

				9/30/2009				9/30/2008

	NAMISA	TRANSNORDESTINA	MRS	ITASA	NAMISA	TRANSNORDESTINA	MRS	ITASA

Net Revenue	963,667	47,259	1,669,874	170,318	414,225	41,744	2,329,405	156,589
Cost of goods sold and services rendered	(636,835)	(43,408)	(893,063)	(52,874)	(325,711)	(39,724)	(1,350,426)	(42,298)

Gross income (loss)	326,832	3,851	776,811	117,444	88,514	2,020	978,979	114,291
Operating income (expenses)	(227,027)	(11,632)	(119,158)	(30,779)	(112,734)	(5,305)	(9,556)	(39,221)
Net financial income	851,858	(12,090)	(42,286)	(19,046)	55,470	(12,654)	(254,395)	(35,629)

Income (loss) before income and social contribution taxes	951,663	(19,871)	615,367	67,619	31,250	(15,939)	715,028	39,441
Current and deferred income and social contribution taxes	(298,321)		(206,313)	(22,919)	36,504	(1)	(253,981)	(13,349)

Net income (loss) for the period	653,342	(19,871)	409,054	44,700	67,754	(15,940)	461,047	26,092

• NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, state of Minas Gerais, the NAMISA main purpose is the production, purchase and sale of iron ore. NAMISA sells its products mainly in the foreign market. NAMISA’s main operations are developed in the municipalities of Congonhas, Ouro Preto, Itabirito and Rio Acima, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro.

In December 2008, CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. (“NAMISA”) to Big Jump Energy Participações S.A. ("Big Jump"), whose shareholders are the companies Posco e Brazil Japan Iron Ore Corp (Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel Ltd., Nisshin Steel Co. Ltd., Nippon Steel). Subsequently to this sale, Big Jump subscribed new shares, paying in cash the total of US$3.041.473 thousand, corresponding to R$7,286,154 thousand, R$6,707,886 thousand of which were recorded as goodwill at the subscription of the shares.

Due to the new corporate structure of the jointly-owned subsidiary, in which Big Jump holds 40% and CSN 60% and, due to the shareholders’ agreement entered into between the parties, CSN consolidated NAMISA in a proportional manner.

Continuing the restructuring process of Namisa, on July 30, 2009, the jointly-controlled subsidiary merged its parent company Big Jump Energy Participações S.A. Said merger did not change the company’s shareholding structure.

• TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploitation and development of the public rail cargo transport service for the Northeast network of Brazil.

Transnordestina entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another equal period. The agreement allows the development of the public service of exploitation of the northeast network which comprises seven States of the Federation in an extension of 4,534 km. The concession also comprises the lease of assets of Rede Ferroviária Federal S.A. (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

• MRS LOGÍSTICA

The Company’s main purpose is to exploit, by onerous concession, the public rail cargo transport service in the right of way of the Southeast network, located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte, of Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996. CSN paid in Namisa 10% of its interest in MRS, and decreased this direct interest from 32.93% to 22.93% .

In addition to this direct interest, the Company also holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated company, and 4.3377% through International Investment Fund, which integrates the Company’s quarterly information as per the CPC Technical Pronouncement 02.

MRS may also exploit modal transportation services regarding the rail transport and take part in developments aiming at the extension of rail transport services granted.

To provide the services which are the purpose of the concession obtained for a 30-year period, as from December 1, 1996, and extendable for another equal period at the exclusive discretion of the grantor, MRS leased from RFFSA, for the same period of the concession, the assets necessary to operate and maintain rail cargo transportation activities.

• ITÁ ENERGÉTICA S.A. - ITASA

Itasa holds a 60.5% interest in the Itá Consortium, which was created for the exploitation of the Itá Hydroelectric Power Plant pursuant to the concession agreement of December 28, 1995, and its Addendum 1 dated July 31, 2000, entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy (ANEEL).

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose entity (SPE) originally established to make feasible the construction of the Itá Hydroelectric Power Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

e) Additional information on indirect interests abroad

• COMPANHIA SIDERURGICA NACIONAL - LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Panama.

• LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year. Lusosider is the only Portuguese company of the steel sector to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Products manufactured by Lusosider may be used in the packaging industry, civil construction (piping and metallic structures), and in home appliance components.

11. PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	Depreciation, depletion and amortization rate (% p.a.)	Cost	Accumulated	Residual value

			depreciation, depletion and amortization	9/30/2009	6/30/2009

Machinery and equipment		7,573,558	(1,588,212)	5,985,346	6,074,073
Mines and mineral deposits		5,332	(876)	4,456	4,563
Buildings		1,514,466	(182,765)	1,331,701	1,352,973
Furniture and fixtures		135,673	(113,418)	22,255	23,297
Land		133,512		133,512	133,643
Construction in progress		1,937,822		1,937,822	1,597,818
Other assets		1,863,390	(550,105)	1,313,285	1,337,737

		13,163,753	(2,435,376)	10,728,377	10,524,104

		Parent Company

Machinery and equipment	8.58	6,238,433	(1,150,965)	5,087,468	5,152,929
Mines and mineral deposits	0.07	2,323	(3)	2,320	2,320
Buildings	3.71	773,330	(52,725)	720,605	732,855
Furniture and fixtures	10.00	111,808	(96,049)	15,759	16,363
Land		90,111		90,111	89,409
Construction in progress		1,186,212		1,186,212	982,641
Other assets	20.00	256,092	(77,418)	178,674	179,350

		8,658,309	(1,377,160)	7,281,149	7,155,867

The changes made to property, plant and equipment between June 30 and September 30, 2009 are as follows:

	Consolidated

	Net 6/30/2009	Addition	Transfers	Write-offs	Other	Accumulated depreciation	Exchange Variation	Net 9/30/2009

In use	8,926,286	94,276	44,466	(17,920)	(41,407)	(198,534)	(16,612)	8,790,555
Equipment and facilities	6,074,073	32,270	60,258	(18,376)	5	(151,052)	(11,832)	5,985,346
Mines and mineral deposits	4,563					(107)		4,456
Buildings	1,352,973	18	(5,374)		308	(13,448)	(2,776)	1,331,701
Storehouses	166,839	42,927	(1,107)		(41,655)			167,004
Furniture	23,297	153		(23)		(1,046)	(126)	22,255
Land	133,643	672	30				(833)	133,512
Hardware	24,783	826	(2)	(134)		(1,867)	(83)	23,523
Other	1,146,115	17,410	(9,339)	613	(65)	(31,014)	(962)	1,122,758
Work in progress	1,597,818	311,014	(44,615)	(21,908)	96,061		(548)	1,937,822
Total property, plant and equipment	10,524,104	405,290	(149)	(39,828)	54,654	(198,534)	(17,160)	10,728,377
Intangible assets (see Note 12)	504,981	416	149		(39,462)	(1,860)		464,224

Total	11,029,085	405,706		(39,828)	15,192	(200,394)	(17,160)	11,192,601

	Parent Company

	Net 6/30/2009	Addition	Transfers	Write-offs	Other	Accumulated depreciation	Net 9/30/2009

In use	6,173,226	71,796	49,783	(17,346)	(41,360)	(141,162)	6,094,937
Equipment and facilities	5,152,929	27,879	56,241	(17,949)	(62)	(131,570)	5,087,468
Mines and mineral deposits	2,320						2,320
Buildings	732,855		(5,374)		308	(7,184)	720,605
Storehouses	166,745	42,814	(1,107)		(41,606)		166,846
Furniture	16,363	95				(699)	15,759
Land	89,409	672	30				90,111
Hardware	14,056	246		(11)		(1,064)	13,227
Other	(1,451)	90	(7)	614		(645)	(1,399)
Work under construction	982,641	179,582	(49,825)	(21,337)	95,151		1,186,212
Total property, plant and equipment	7,155,867	251,378	(42)	(38,683)	53,791	(141,162)	7,281,149
Intangible assets (see Note 12)	90,482		42			(972)	89,552

Total	7,246,349	251,378		(38,683)	53,791	(142,134)	7,370,701

The loan costs that were capitalized in the Parent Company amounted to R$56,687 (R$81,776 as of September 30, 2008) and R$59,353 (R$85,771 as of September 30, 2008) in the consolidated. These costs are determined on the financing contracts for the mining, cement and long steel projects.

The Company analyzed the circumstances to verify if there was a possibility of impairment, and based on the analyses performed it did not identify any evidence that the residual book value of the assets or groups of assets was recorded at a value higher than the recovery value, in accordance with its the cash generating units.

As of September 30, 2009, the assets provided as collateral for financial operations totaled R$47,985 (R$47,985 as of June 30, 2009).

12. INTANGIBLE ASSETS

	Consolidated

					Residual value

	Useful life terms	Amortization annual rates %	Cost	Accumulated amortization	9/30/2009	6/30/2009

Software	05 years	20	48,504	(22,972)	25,532	26,826
Goodwill from expected
future profitability			753,917	(315,225)	438,692	478,155

			802,421	(338,197)	464,224	504,981

	Parent Company

					Residual value

	Useful life terms	Amortization annual rates %	Cost	Accumulated amortization	9/30/2009	6/30/2009

Software	05 years	20	20,172	(7,221)	12,951	13,881
Goodwill from expected
future profitability			283,528	(206,927)	76,601	76,601

			303,700	(214,148)	89,552	90,482

Software: This is valued at the cost of acquisition, less accumulated amortization and, when applicable, less impairment losses.

Goodwill: The goodwill economic basis is the expected future profitability and, in accordance with the new pronouncements, these amounts are not amortized in the accounting as from January 1, 2009, when they started to be subject only to impairment tests.

		Tax benefit as per CVM Instruction 349/01

	Balance at			Transfer related to	Balance at
Goodwill on investments	6/30/2009	Provision	Equity pick-up	deferred IR/CSLL	9/30/2009	Investor

Parent Company
Galvasud			13,091		13,091	CSN
Prada			63,509		63,509	CSN
Subtotal parent company			76,600		76,600
Galvasud
CSN I (*)	19,837	(13,091)		(6,745)		GalvaSud
Prada
Inal (*)	86,412	(63,509)		(22,903)		Prada
Onomatopéia	9,814			(9,814)		Prada
NAMISA
CFM	339,637				339,637	Namisa
Cayman do Brasil	7,481				7,481	Namisa
ITASA	14,974				14,974	CSN

Total consolidated	478,155	(76,600)	76,600	(39,462)	438,692

(*) Recording of provision in the merging company to reflect the adjustments set forth in CVM Instruction 349/01.

13. DEFERRED CHARGES

In compliance with Law 11,638/07 and the CPC Technical Pronouncement 13, the Company maintains a record of the remaining balance of deferred assets referring to pre-operating expenses recognized up to December 31, 2007.

These assets will be kept in the Company’s accounting up to their total amortization and/or write-off due to impairment. As of September 30, 2009, the balance of these assets was R$29,991 (R$31,587 as of June 30, 2009) in the Parent Company and R$35,695 (R$38,040 as of June 30, 2009) in the consolidated.

14. LOANS, FINANCING AND DEBENTURES

	Consolidated				Parent Company

	Current liabilities		Noncurrent liabilities		Current liabilities		Noncurrent liabilities

	9/30/2009	6/30/2009	9/30/2009	6/30/2009	9/30/2009	6/30/2009	9/30/2009	6/30/2009

FOREIGN CURRENCY
Long-term loans
ACC	1,218,994	1,920,560			1,218,994	1,920,560
Pre-payment	239,741	256,065	2,097,143	1,898,808	461,665	390,832	3,799,535	3,827,673
Perpetual Bonds	26,746	29,355	1,333,575	1,463,700	26,746	29,355	1,333,575	1,463,700
Fixed Rate Notes	49,853	42,728	3,022,770	1,854,020	797,511	53,736	4,089,630	3,754,340
Import Financing	72,613	78,580	142,000	159,640	61,161	65,725	64,858	73,839
BNDES/Finame	19,745	17,494	81,819	94,452	17,448	15,768	73,447	85,442
Other noncurrent liabilities	64,821	225,523	135,803	153,042	92,208	91,008	76,473	91,654

	1,692,513	2,570,305	6,813,110	5,623,662	2,675,733	2,566,984	9,437,518	9,296,648

LOCAL CURRENCY
Long-term loans
BNDES/Finame	273,850	250,749	1,509,196	1,568,658	179,071	161,135	898,099	941,338
Debentures	18,255	35,279	628,665	628,665	8,422	26,172	600,000	600,000
Pre-payment	3,931	1,604	1,400,000	100,000	3,931	1,604	1,400,000	100,000
CCB	23,272		2,000,000		23,272		2,000,000
Other noncurrent liabilities	17,276	21,187	94,490	89,776	1,564	6,395	8,590	3,849

	336,584	308,819	5,632,351	2,387,099	216,260	195,306	4,906,689	1,645,187

Total loans and financing	2,029,097	2,879,124	12,445,461	8,010,761	2,891,993	2,762,290	14,344,207	10,941,835

Derivatives	368,899	62,973	18,465	10,389	2,047	2,089
Transacion costs	(27,909)	(9,026)	(66,118)	(15,546)	(27,731)	(8,864)	(64,665)	(13,930)

Total loans, financing, derivatives and transaction costs	2,370,087	2,933,071	12,397,808	8,005,604	2,866,309	2,755,515	14,279,542	10,927,905

As of September 30, 2009, funding transaction costs are as follows:

	Consolidated

	Short-term	Long-term	IR (1)	IRR (2)

Fixed rate notes	4,764	5,519	6.88% up to 10%	10.01% up to 10.7%
BNDES	1,856	9,334	1.3% up to 3.2%	1.44% up to 9.75%
Pre-payment	6,062	23,945	6.25% up to 8.62%	6.75% up to 10.08%
CCB	13,667	26,194	117,5% CDI	11.33%
Other	1,560	1,126	103,6% CDI	12.59%

Total	27,909	66,118

	Parent Company

	Short-term	Long-term	IR (1)	IRR (2)

Fixed rate notes	4,764	5,519	9.5% up to 10%	10.01% up to 10.7%
BNDES	1,856	8,710	1.3% up to 3.2%	1.44% up to 9.75%
Pre-payment	5,884	23,116	6.25% up to 8.62%	6.75% up to 10.08%
CCB	13,667	26,194	117,5% CDI	11.33%
Other	1,560	1,126	103,6% CDI	12.59%

Total	27,731	64,665

(1) IR – contracted annual interest rate
(2) IRR – annual internal return rate

As of September 30, 2009, funding transaction costs to be recorded in the result for subsequent periods are presented as follows.

	Consolidated

	2010	2011	2012	2013	2014	After 2014

Fixed rate notes	1,492	1,200	1200	499	333	794
BNDES	2,669	1,980	1968	614	300	1802
Pre-payment	7,494	6,018	6018	4356	59
CCB	17,083	9,111
Other	938	187

	Parent Company

	2010	2011	2012	2013	2014	After 2014

Fixed rate notes	1,492	1,200	1200	499	333	794
BNDES	2,320	1,856	1856	577	300	1802
Pre-payment	7,256	5,840	5840	4178
CCB	17,083	9,111
Other	938	187

As of September 30, 2009, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

	Consolidated		Parent Company

2010	223,120	1.8%	236,722	1.7%
2011	1,804,223	14.5%	1,801,429	12.6%
2012	3,479,511	27.9%	3,467,928	24.2%
2013	2,260,705	18.1%	2,337,146	16.3%
2014	754,170	6.1%	944,064	6.6%
After 2014	2,608,622	20.9%	4,223,343	29.4%
Perpetual Bonds	1,333,575	10.7%	1,333,575	9.3%

	12,463,926	100.0%	14,344,207	100.0%

Loans, financing and debentures are subject to interest, annual rates of which, as of September 30, 2009, are presented as follows:

	Consolidated		Parent Company

	Local Currency	Foreign Currency	Local Currency	Foreign Currency

Up to 7%	171,776	5,040,365		6,364,370
From 7.1 to 9%	785,521	258,629	488,831	1,190,870
From 9.1 to 11%	1,317,805	3,149,453	1,206,914	4,558,011
Above 11%	248,071	53,401
Derivatives		387,364		2,047
Variable	3,445,762	3,775	3,427,204

	5,968,935	8,892,987	5,122,949	12,115,298

		14,861,922		17,238,247

Percentage composition of total loans, financing and debentures, by currency/index of origin:

	Consolidated		Parent Company

	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Local Currency
CDI	27.70	7.36	23.41	5.31
IGPM	0.26	0.34
TJLP	12.02	16.64	6.25	8.04
IGP-DI	0.07	0.09	0.06	0.07
Other indexes	0.12	0.17
	40.17	24.60	29.72	13.42

Foreign Currency
US dollar	57.18	74.75	66.12	81.22
Yen			4.15	5.34
Euro	0.04	0.08
Other currencies	2.61	0.57	0.01	0.02
	59.83	75.40	70.28	86.58

	100.00	100.00	100.00	100.00

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp. These indefinite maturity bonds pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest. Up to the closure of this quarterly information, the Company’s Management did not intend to settle this operation in the foreseeable future.

The guarantees provided for loans comprise fixed asset items, sureties, bank guarantees and securitization operations (exports), as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 18.

	9/30/2009	6/30/2009

Property, plant and equipment	47,985	47,985
Personal guarantee	75,370	81,751
Imports	50,648	57,524
Securitizations (exports)	249,219	117,841

	423,222	305,101

The following tables show the amortization and funding in the current period:

Amortization

Company	Description	Principal (million)	Payment date	Interest rate (p.a.)

CSN	BNDES	$16	Feb / 2009	2.20% up to 3.20%
CSN	Debentures	$41	Feb / 2009	103.6% CDI (4th issue)
CSN	BNDES	$5	Mar / 2009	2.20% up to 3.20%
CSN	BNDES	$28	Apr up to Jun / 2009	2.20% up to 3.20%
CSN	Pre-payment of third parties	$6	May / 2009	CDI
CSN Cimentos	BNDES	$2	May / 2009	2.70 and 3.20%
CSN Cimentos	BNDES	$5	Jul up to Sep / 2009	2.70 and 3.20%
CSN	BNDES	$23	Jul up to Sep / 2009	2.20% up to 3.20%
CSN	Debentures	$31	Aug / 2009	103.6% CDI (4th issue)

Total amortization in R$		$157

Island IX	Fixed Rate Notes	US$39	Jan / 2009	9.50 and 10.5%
CSN	BNDES	US$1	Jan / 2009	1.70% and 2.70%
CSN	ACC	US$7	Jan / 2009	6.00%
CSN	Pre-payment of third parties	US$2	Jan / 2009	5.65% and 6.43%
CSN Export	Pre-payment of third parties	US$28	Feb / 2009	7.28% and 7.43%
CSN	Loans from third parties	US$1	Feb / 2009	6.24%
CSN	Pre-payment of third parties	US$10	Feb / 2009	5.19% and 5.81%
CSN	Pre-payment of third parties	US$2	Mar / 2009	4.78% up to 6.04%
CSN	ACC	US$21	Mar / 2009	3.25%
CSN	Equipment import	US$1	Mar / 2009	5.00% up to 8.40%
CSN	Pre-payment of third parties	US$2.5	Apr up to Jun / 2009	1.87% up to 5.65%
CSN	ACC	US$126	Apr up to Jun / 2009	4.35% up to 8.00%
CSN	BNDES	US$1.6	Apr up to Jun / 2009	1.7% and 2.7%
CSN	Loans from third parties	US$3	Apr up to Jun / 2009	6.30%
CSN	Equipment import	US$3	Apr up to Jun / 2009	6.3% up to 8.5%
Island X	Fixed Rate Notes	US$18	Apr / 2009	9.50 and 10.5%
CSN Export	Pre-payment of third parties	US$28	Apr / 2009	7.28% and 7.43%
Cinnabar	Loans from third parties	US$1	Apr / 2009	4.49%
Island VIII	Fixed Rate Notes	US$27	Jun / 2009	9.75%
Island IX	Fixed Rate Notes	US$21	Jul / 2009	10.50%
Island X	Fixed Rate Notes	US$18	Jul / 2009	9.50%
CSN	BNDES	US$2	Jul up to Sep / 2009	1.70% and 2.70%
CSN	ACC	US$82	Jul / 2009	4.58% up to 4.68%
CSN	Pre-payment of third parties	US$2	Jul / 2009	1.58% and 5.02%
CSN	Pre-payment of third parties	US$9	Aug / 2009	1.5% up to 4.06%
CSN	Loans from third parties	US$1	Aug / 2009	6.24%
CSN Madeira	Loans from third parties	US$80	Aug / 2009	3.74%
CSN Export	Pre-payment of third parties	US$57	Aug / 2009	7.28% and 7.43%
CSN	ACC	US$320	Aug / 2009	4.45% up to 6.15%
CSN	ACC	US$6	Sep / 2009	6.15%
CSN	Pre-payment of third parties	US$1	Sep / 2009	1.41% up to 1.67%

Total amortization in US$		US$921

Funding

Company	Description	Principal(million)	Issue	Term	Maturity	Interestrate (p.a.)

CSN Cimentos	BNDES	$ 54	2/26/2009	5 years	2/17/2014	TJLP + 2.7%
CSN	BNDES	$ 90	2/26/2009	5 years	2/17/2014	TJLP + 2.7%
CSN	BNDES	$ 215	3/16/2009	18 years	12/15/2027	TJLP + 1.3%
CSN	Third parties	$ 2,000	8/18/2009	3 years	8/20/2012	117,5% CDI
CSN Cimentos	BNDES	$ 9	7/20/2009	5 years	2/17/2014	TJLP + 2.7% and 3.2%
CSN	Pre-payment of third parties	$ 1,300	9/30/2009	5 years	9/30/2014	8.62%

Total funding in R$		R$ 3,668

CSN Cimentos	BNDES	US$ 3	2/26/2009	5 years	4/15/2014	UM006 + 2.7%
CSN	BNDES	US$ 24	2/26/2009	5 years	4/15/2014	UM006 + 2.7% to 3.2%
CSN	ACC	US$ 25	3/16/2009	1 year	3/5/2010	4.35%
CSN	ACC	US$ 75	5/26/2009	6 months	11/17/2009	2.75%
CSN	Pre-payment of third parties	US$ 200	6/17/2009	5 years	6/16/2014	5.06%
CSN	Pre-payment of third parties	US$ 30	7/24/2009	2 years	4/26/2011	3.95%
CSN	Pre-payment of third parties	US$ 30	7/24/2009	2 years	10/24/2011	3.95%
CSN	Pre-payment of third parties	US$ 20	7/31/2009	1 year	9/30/2010	3.13%
CSN	Pre-payment of third parties	US$ 10	8/3/2009	3 years	4/30/2012	4.65%
CSN	Pre-payment of third parties	US$ 75	8/13/2009	2 years	2/14/2011	3.55%
CSN	Pre-payment of third parties	US$ 50	8/14/2009	2 years	6/30/2011	3.53%
CSN	Pre-payment of third parties	US$ 50	8/14/2009	3 years	4/30/2012	4.58%
Island XI	Fixed Rate Notes	US$ 750	9/21/2009	10 years	9/21/2019	6.88%
CSN	ACC	US$ 100	9/30/2009	2 months	11/27/2009	0.80%

Total funding in US$		US$ 1,442

a) Loans and financing with certain financial institutions have limiting contractual clauses (covenants) that are common in financial contracts in general, which the Company has properly complied with as of September 30, 2009. Some of the main covenants are informed as follows:

In export and import financing operations:

“The Company must maintain all authorizations necessary to comply with the obligations established in the contract.”

“The Company undertakes to export in an amount sufficient to cover the principal and interest added value due on the respective payment dates.”

In Export Credit Notes issued in favor of Banco do Brasil S.A. and Banco Nossa Caixa S.A.

“The Company undertakes to export steel products in general and/or iron ore in an amount sufficient to cover the principal of the operation.”

In financing obtained with the Brazilian Development Bank – BNDES

“The Company undertakes to prove the investment of own funds established in the project.”

“The Company undertakes not to promote acts or measures which may jeopardize or change the economic-financial equilibrium of the loan Beneficiary.”

Debenture issuances:

“The Company must immediately notify the Fiduciary Agent on the call for any general debenture holders’ meeting by the issuer.”

b) The Company and its subsidiaries also assume covenants which are specific to certain contracts, but usual in operations of the same nature, which had also been complied with as of September 30, 2009. As follows: Covenants of the Company and subsidiaries for Eurobonds issued by its subsidiaries:

“In foreign currency and debt operations represented by securities traded on stock exchanges outside Brazil, the Company must not constitute guarantees on its assets, except for those allowed in the operation agreements, without simultaneously guaranteeing the notes.”

CSN Islands IX Corp., CSN Islands X Corp. CSN Islands XI Corp. (Eurobonds): “The issuer must not assume debts, except for those represented by the notes, or debts representing commissions, costs or indemnifications due in accordance with the established in the operation documentation.”

Company’s covenant in Bank Letter of Credit (“CCB”) with Caixa Econômica Federal:

“The Company shall maintain in the process of collection, at Caixa Econômica Federal, receivables in the amount of 25% of the operation’s outstanding balance.”

In covenants applicable to the Company’s subsidiaries:

CSN Export S.à.r.l (Securitization): “CSN Export must not assume debts except for those established in the operation documentation and debts resulting from law and which do not have a materially adverse effect.”

On July 2, 2009, CSN (1) notified the creditors of 2003-1 tranche notes on its irrevocable intention of performing the early redemption of such notes, settlement of which occurred on August 5 and (2) started a consent solicitation process with creditors related to the 2004-1 and 2005-1 tranche notes of the Securitization program, in order to obtain from the latter consent or waiver in relation to the following matters: (i) inclusion of iron ore receivables in the Securitization program; (ii) adoption of flexible dates for the performance of early redemption of notes; (iii) change in a few export coverage ratios provided for in the program; and (iv) disregard of Accumulation Events occurred in the 21st and 23rd quarters of the program, for possible characterization purposes of early amortization event. On August 5, 2009, the Bank of New York Mellon confirmed to have received the creditors’ consents for both tranches in sufficient amount to approve all the aforementioned matters. Notwithstanding having obtained said approvals, the Company’s temporary fund allocation this quarter (up to the amount corresponding to twice the debt service) to an account managed by the custodian bank (Accumulation Event in the amount of R$70,829) due to the insufficient level of exposure to comply with certain export coverage ratios in the 23rd quarter of the program (ended on April 30, 2009) shall be maintained until the Company resumes compliance with the coverage ratios originally provided for in the securitization program agreements.

Transnordestina (BNDES financing): “Transnordestina commits not to change, without prior and express authorization of BNDES, its share control.”

15. DEBENTURES

Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006.

Compensation interest is applied on the face value of these debentures corresponding to 103.6% of the Clearing House for the Custody and Financial Settlement of Securities (Cetip) Interbank Deposit Certificate (CDI), and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The indentures of this debenture issue contain covenants – usual in this kind of operation – which have been duly complied with by the Company and are described below:

a) Provision of information: the Company must provide to the trustee any information that the latter may reasonably require the former in up to ten business days counting from the date of the respective requirement;

b) Audit: the Company must submit, pursuant to the law, its accounts and balance sheets to examination by an independent audit firm registered with CVM; and

c) General Debenture holders’ Meeting: it must immediately notify the trustee on the call for any General Meeting by the Issuer.

16. FINANCIAL INSTRUMENTS

I – Derivatives

a) Policies for the use of hedging derivatives

The Company’s financial policy reflects the liquidity parameters, credit and market risk approved by the Audit Committee and Board of Directors. The use of derivative instruments, with the purpose of preventing interest rate and foreign exchange rate fluctuations from having a negative impact on the Company’s balance sheet and statement of income, should comply with these same parameters. Pursuant to the Company’s internal rules, this financial investment policy was approved and is managed by the Board of Executive Officers.

As a routine, the Board of Executive Officers presents and discusses, at the meetings of the Board of Executive Officers and Board of Directors, the Company’s financial positions. Pursuant to the Bylaws, significant amount operations require previous approval by the Company’s Management. The use of other derivative instruments is subject to prior approval by the Board of Directors. In this context, considering that equity instruments historically present higher yield than fixed income instruments, and with the purpose of reducing third party capital cost, the Company contracted a total return equity swap operation on ADRs of its own issuance, which was settled on August 13, 2009.

In order to finance its activities, the Company often resorts to capital markets, either domestic or international ones, and due to the debt profile it seeks, part of the Company’s debt is pegged to foreign currency, mainly to the U.S. dollar, which motivates the Company to seek hedge for its indebtedness through derivative financial instruments.

In order to contract financial instruments and derivatives with the purpose of hedge in compliance with the structure of internal controls, the Company adopts the following policies:

• continuous ascertainment of the exchange exposure, which occurs by means of the assessment of assets and liabilities exposed to foreign currency, within the following terms: (i) accounts receivable and payable in foreign currency; (ii) cash and cash equivalents and debt in foreign currency;

• presentation of the Company’s financial position and foreign exchange exposure, as a routine, at meetings of the Board of Executive Officers and of the Board of Directors which approve this hedging strategy; and

• contracting of hedge derivative operations only with first-tier banks.

The Company’s consolidated net exposure to the foreign exchange rate as of September 30, 2009 is shown as follows:

Amounts in US$ thousand

9/30/2009

Cash and cash equivalents abroad	1,912,995
Accounts receivable - foreign market clients	218,595
Advances to suppliers	95,202
Inventories	117,353
Securitization reserve fund	162,679
Other assets	150,964

Total assets	2,657,788
Loans and financing	(4,646,524)
Suppliers	(184,191)
Other liabilities	(41,198)

Total liabilities	(4,871,913)
Gross exposure	(2,214,125)

Notional value of contracted derivatives (*)	2,451,750

Net exposure	237,625

(*) Exchange swap and U.S. futures contracts.

The results obtained with these operations are in accordance with the policies and strategies defined by the Company’s Management.

b) Main risks resulting from the Company’s operations

• Exchange rate risk

Although most of the Company’s revenues are denominated in Brazilian Reais, as of September 30, 2009, R$8,505,623 or 58% of the Company’s consolidated loans and financing were denominated in foreign currency (R$8,193,967 or 75% as of June 30, 2009). As a result, the Company is subject to variations in exchange and interest rates and it manages the risk of the fluctuations in the amounts in Brazilian Reais that will be necessary to pay the obligations in foreign currency using a number of financial instruments, including cash invested in dollar and derivatives (derivative contracts without financial leverage, such as foreign currency put and call option), mainly swaps and futures contracts.

• Interest rate risk

The Company has short and long-term liabilities, indexed to floating interest rates and inflation indexes. Due to this exposure, the Company may maintain derivatives to manage these risks better.

• Credit risk

The exposure to credit risk of financial institutions complies with the parameters established in the Company’s financial policy. The exposure to credit risk of our clients and suppliers complies with the parameters established by the Company’s credit policy.

Since part of the Companies’ funds is invested in Brazilian government bonds, there is also exposure to the Company’s credit risk.

In order to mitigate market risks, as foreign exchange and interest rate, the Company’s Management contracts operations with derivatives, as shown below:

• Exchange swap transactions

Exchange swap transactions aim to protect its liabilities denominated in foreign currency against the depreciation of the Real. The Company carried out swaps of its U.S. dollar-denominated liabilities, in which the Company will receive the difference between the exchange variation observed in the period plus interest rate which ranges between 4.35% and 9.00% p.a., multiplied by the notional value (long position) and pays interest based on the Interbank Deposit Certificate – CDI, on the amount in Reais of the notional value on the date of the contracting (short position). The notional value of these swaps as of September 30, 2009, was US$1,978,000 thousand (US$823,000 thousand as of June 30, 2009). The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. These transactions are related to operations in the Brazilian over-the-counter market, primarily having first-tier financial institutions as counterparts, contracted within exclusive investment funds.

As of September 30, 2009, the position of these contracts is as follows:

a) Outstanding operations

	Notional value (US$ thousand)				Valuation - 2009		Valuation - 2008		Fair value (market) (R$thousand)		Amount payable or receivable
					(R$ thousand)		(R$ thousand)				in the period (R$ thousand)

Counterparts	9/30/2009	Operation maturity	9/30/2008	Operation maturity	Long-termposition	Short-termposition	Long-term position	Short-term position	9/30/2009	9/30/2008	Amount receivable/ received	Amount payable/paid

Itau BBA	60,000	Nov-16-09	60,000	Nov-16-09	113,111	(158,705)	143,655	(147,212)	(45,594)	(3,557)		(42,037)
Itau BBA	18,000	Nov-19-09	18,000	Nov-19-09	33,438	(44,429)	42,454	(41,106)	(10,991)	1,348		(12,339)
Santander	30,000	Nov-30-09	30,000	Nov-30-09	57,566	(82,297)	72,984	(76,845)	(24,731)	(3,861)		(20,870)
Itau BBA	25,000	Dec-11-09	25,000	Dec-11-09	47,290	(65,409)	59,894	(60,596)	(18,119)	(702)		(17,417)
Goldman Sachs	10,000	Dec-11-09	10,000	Dec-11-09	18,783	(25,925)	23,790	(23,836)	(7,142)	(47)		(7,095)
Itau BBA	10,000	Dec-11-09			25,661	(18,349)			7,312		7,312
Santander	25,000	Mar-5-10			45,780	(60,960)			(15,180)			(15,180)
Santander	1,000,000	Oct-1-09			1,773,980	(1,898,823)			(124,843)			(124,843)
Itau BBA	325,000	Oct-1-09			576,474	(617,119)			(40,645)			(40,645)
Goldman Sachs	150,000	Oct-1-09			266,104	(284,823)			(18,719)			(18,719)
Westlb	175,000	Oct-1-09			310,398	(332,294)			(21,896)			(21,896)
Goldman Sachs	50,000	Oct-1-09			88,693	(94,941)			(6,248)			(6,248)
Itau BBA	100,000	Nov-27-09			176,731	(179,254)			(2,523)			(2,523)

	1,978,000		143,000		3,534,009	(3,863,328)	342,777	(349,595)	(329,319)	(6,819)	7,312	(329,812)

b) Settled operations

		Notional value US$ thousand		Valuation - 2009 (R$ thousand)		Valuation - 2008(R$ thousand)		Fair value (market) (R$ thousand)		Amount payable or receivable in the period (R$ thousand)

Date of settlement	Counterparts	2009	2008	Long-term position	Short-term position	Long-term position	Short-term position	2009	2008	Amount receivable/ received	Amount payable/paid

Jan-2-09	Itau BBA	150,000	150,000	356,273	(296,669)	355,456	(296,518)	59,604	58,938	666
Jan-2-09	Santander	5,000	5,000	11,707	(11,795)	11,680	(11,789)	(88)	(109)	21
Jan-2-09	Santander	50,000	50,000	116,990	(117,951)	116,722	(117,891)	(961)	(1,169)	208
Jan-2-09	Santander	47,000	47,000	110,039	(110,874)	109,787	(110,818)	(835)	(1,031)	196
Jan-2-09	Itau BBA	400,000	400,000	934,883	(943,609)	932,738	(943,131)	(8,726)	(10,393)	1,667
Jan-2-09	Itau BBA	50,000	50,000	116,902	(117,951)	116,633	(117,892)	(1,049)	(1,259)	210
Jan-2-09	itau BBA	50,000	50,000	116,933	(117,951)	116,665	(117,892)	(1,018)	(1,227)	209
Jan-2-09	itau BBA	50,000	50,000	116,881	(117,951)	116,613	(117,892)	(1,070)	(1,279)	209
Jan-2-09	itau BBA	58,000	58,000	134,569	(135,644)	134,260	(135,575)	(1,075)	(1,315)	240
Jan-2-09	itau BBA	50,000	50,000	118,277	(117,570)	118,006	(117,510)	707	496	211
Jan-13-09(1)	ABN Amro	20,000	20,000	48,059	(37,412)	48,190	(37,261)	10,647	10,929		(282)
Jan-23-09(2)	Itau BBA	60,000	60,000	145,828	(100,378)	143,360	(99,570)	45,450	43,790	1,660
Jan-23-09(6)	Santander	30,000	30,000	72,634	(71,874)	71,369	(71,230)	760	139	621
Jan-23-09(6)	Santander	10,000	10,000	24,303	(24,160)	23,879	(23,938)	143	(59)	202
Jan-27-09(3)	ABN Amro	30,000	30,000	71,715	(49,965)	71,650	(49,515)	21,750	22,135		(385)
Jan-26-09(4)	Santander	10,000	10,000	23,887	(17,136)	23,823	(16,989)	6,751	6,834		(83)
Jan-26-09(5)	Itau BBA	20,000	20,000	47,857	(34,834)	47,853	(34,399)	13,023	13,454		(431)
Jan-2-09(6)	Itau BBA	10,000	10,000	24,693	(24,340)	23,790	(23,807)	353	(17)	370
Jan-2-09(6)	Goldmam Sachs	20,000	20,000	49,549	(48,737)	47,579	(47,673)	812	(93)	905
Jan-3-09(5)	Itau BBA	80,000	80,000	199,182	(140,520)	191,413	(137,598)	58,662	53,815	4,847
Apr-20-09	Itau BBA	40,000	40,000	45,674	(49,386)	48,348	(47,719)	(3,712)	629		(4,341)
Jul-31-09	Itau BBA	20,000		39,383	(35,324)	47,780	(33,220)	4,059	14,560		(10,501)
Jul-1-09	Santander	50,000		99,391	(97,634)			1,757		1,757
Jul-1-09	Santander	50,000		97,645	(99,391)			(1,746)			(1,746)
Jul-1-09	Santander	50,000		97,635	(97,492)			143		143
Jul-1-09	Santander	50,000		97,653	(97,618)			35		35
Jul-1-09	Santander	15,000		29,296	(29,327)			(31)			(31)
Jul-1-09	Santander	20,000		39,061	(38,982)			79		79
Jul-1-09	Santander	15,000		29,295	(29,207)			88		88
Jul-1-09	Itau BBA	10,000		19,531	(19,594)			(63)			(63)
Jul-1-09	Santander	15,000		29,300	(29,377)			(77)			(77)
Jul-1-09	Westlb	10,000		19,525	(19,559)			(34)			(34)
Jul-1-09	Santander	50,000		97,680	(98,278)			(598)			(598)
Jul-1-09	Santander	50,000		97,701	(98,147)			(446)			(446)
Jul-1-09	Santander	10,000		19,529	(19,783)			(254)			(254)
Jul-1-09	Santander	20,000		39,065	(39,435)			(370)			(370)
Jul-1-09	Westlb	20,000		39,055	(39,575)			(520)			(520)
Jul-1-09	Westlb	20,000		39,061	(39,344)			(283)			(283)
Jul-1-09	Santander	25,000		48,823	(49,009)			(186)			(186)
Aug-14-09	ABN Amro	95,000	95,000	182,568	(174,975)	226,869	(163,809)	7,594	63,060		(55,466)
Aug-24-09	ABN Amro	50,000	50,000	95,922	(91,389)	119,144	(85,309)	4,533	33,835		(29,302)
Aug-3-09	Santander	425,000		796,825	(833,659)			(36,833)			(36,833)
Aug-3-09	Westlb	135,000		253,052	(263,112)			(10,060)			(10,060)
Aug-3-09	Itau BBA	165,000		309,277	(323,751)			(14,474)			(14,474)
Aug-3-09	Goldman Sachs	10,000		18,751	(19,154)			(403)			(403)
Sep-1-09	Goldman Sachs	10,000		18,893	(18,950)			(57)			(57)
Sep-1-09	Santander	895,500		1,691,235	(1,689,225)			2,010		2,010
Sep-1-09	Westlb	15,000		28,360	(28,517)			(157)			(157)
Sep-1-09	Itau BBA	500,000		943,967	(942,774)			1,193		1,193
Sep-1-09	Goldman Sachs	20,000		37,757	(36,750)			1,007		1,007

		4,060,500	1,385,000	8,242,072	(8,086,039)	3,263,607	(2,958,945)	156,033	304,663	18,754	(167,384)

(1) Early settlement – original maturity March 16, 2009
(2) Early settlement – original maturity July 24, 2009
(3) Early settlement – original maturity July 27, 2009
(4) Early settlement – original maturity August 03, 2009
(5) Early settlement – original maturity August 13, 2009
(6) Early settlement – original maturity December 11, 2009

The net position of the aforementioned contracts is recorded in a specific derivative account in the loans and financing group as loss in the amount of R$329,319 as of September 30, 2009 (loss of R$35,303 as of June 30, 2009) and its effects are recognized in the Company’s financial result as loss in the amount of R$471,128. The jointly-owned subsidiary MRS Logística has derivative (swap) operations which caused proportional losses to the Company’s interest, in the amount of R$61,056 in income, in the consolidated of CSN as of September 30, 2009.

• Libor x CDI Swap transactions

The purpose of these transactions is to hedge liabilities indexed to US Dollar Libor from Brazilian interest rate fluctuations. The Company has basically executed swaps of its liabilities indexed to Libor, in which it receives interest of 1.25% p.a. on the notional value in dollar (long position) and pays 96% of the Interbank Deposit Certificate – CDI on the notional value in Reais on the date of the contracting (short position). The notional value of these swaps as of September 30, 2009 was US$150,000 thousand, hedging an export pre-payment operation in the same amount. The gains and losses from these contracts are directly related to exchange (dollar), Libor and CDI fluctuations. They are related to operations in the Brazilian over-the-counter market, in general, having first-tier financial institutions as counterparts.

As of September 30, 2009, the position of these contracts is as follows:

a) Outstanding operations

		Notional	Valuation - 2009 (R$ thousand)		Fair value	Amount payable or
		value US$			(market) (R$	receivable in the period
		thousand			thousand)	(R$ thousand)

Date of
maturity	Counterparts	9/30/2009	Long-term	Short-term	9/30/2009	Amount payable

Nov-12-09	CSFB	150,000	254,927	(256,974)	(2,047)	(2,047)

b) Settled operations

		Notional value US$ thousand		Valuation - 2009 (R$ thousand)		Valuation - 2008 (R$ thousand)		Fair value (market) (R$ thousand)

Date of settlement	Counterparts	9/30/2009	9/30/2008	Long-term	Short-term	Long-term	Short-term	9/30/2009	9/30/2008	Amount paid

Feb-12-09	CSFB	150,000	150,000	257,290	(262,062)	256,524	(258,398)	(4,772)	(1,874)	(2,898)
May-12-09	CSFB	150,000		256,121	(260,398)			(4,277)		(4,277)
Aug-12-09	CSFB	150,000		255,783	(259,894)			(4,111)		(4,111)

				769,194	(782,354)	256,524	(258,398)	(13,160)	(1,874)	(11,286)

The net position of the aforementioned contracts is recorded in a specific derivative account in the loans and financing group as loss in the amount of R$2,047 as of September 30, 2009 (loss of R$2,089 as of June 30, 2009) and its effects are recognized in the Company’s financial result as loss in the amount of R$13,333.

• Real-U.S. Dollar Commercial Exchange Rate Futures Contract

It seeks to hedge foreign-denominated liabilities against the Real devaluation. The Company may buy or sell commercial U.S. dollar futures contracts on the Commodities and Futures Exchange (BM&F) to mitigate the foreign currency exposure of its US dollar-denominated liabilities. The specifications of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contracts’ characteristics and calculation of daily adjustments, are published by BM&F and disclosed on its website (www.bmf.com.br). As of September 30, 2009, the Company had a long position in its exclusive investment fund of US$473,750 thousand. During the year, the Company paid R$1,142,591 and received R$940,609 in adjustments, thus having a loss of R$201,981. Gains and losses from these contracts are directly related to the currency fluctuations.

As of September 30, 2009, the position of these operations is as follows:

	Notional value US$
	thousand	Fair value	Amount payable or receivable in the period

Description	9/30/2009	9/30/2009	Amount received in R$	Amount paid in R$

Purchase commitment
Foreign currency (US Dollar* AUG-
09 BMF)	473,750	(10,332)	940,609	(1,142,591)

II – Methods and assumptions used to calculate and measure financial instruments - derivatives

• Foreign exchange swap transactions, Libor x CDI swap transactions

The Company uses an exclusive fund for its foreign exchange swap operations. The fund’s manager, Banco BTG Pactual, calculates and discloses the market value of the fund assets (NAV – Net Asset Value) on a daily basis, using the following pricing methodology to ascertain the market value of the foreign exchange swap.

Dollar

Pricing Methodology

The first step in order to calculate the swap is to correct its notional financial value at the foreign exchange rate variation.

The second step consists of calculating which value the corrected notional value would have on the maturity date.

The third and last stage of the calculation is to carry the swap value on the maturity date to the calculation date.

Combining all steps in one single equation we would have the following:

Where:

FinSwapcalc	Swap’s financial value on calculation date
FinNocSwap	Swap’s notional financial value (initial financial value)
FinNocSwapcorr	Swap’s notional financial value restated to calculation date
FinSwapvcto	Swap’s estimated financial value on maturity
PtaxVcalc	Sale PTAX800 on calculation date. Source: BC
PtaxVini	Sale PTAX800 on initial swap date. Source: BC
DCvcto.ini	Days elapsed between initial swap and maturity
DCvcto.hoje	Days elapsed between initial swap and calculation date
i	Swap’s remuneration rate
tx	Current market foreign exchange coupon rate. Primary Source: BM&F

The rates used for all swaps are the ones disclosed by BM&F. In their absence, or in situations of liquidity squeeze or systemic crisis situations, coupons of the government bonds of each of the respective indexes are used as a notion for calculation. In the absence of the rate for the specific vertex to be calculated, the BM&F interpolated rates are used.

The Libor x CDI swap was directly contracted by the Company and, therefore, its market value was calculated as follows:

  Long position (purchased): carried to future value at current Libor and discounted at present value by the prefixed US Dollar curve.

  Short position (sold): carried to future value at current CDI and discounted at present value by the prefixed Brazilian Real curve.

The data sources for the mark-to-market of these instruments are the following: BBA (British Bankers Association), BM&F, BOVESPA and CETIP, and all data were taken from Bloomberg.

III – Sensitivity analysis

For the following operations, based on the foreign exchange rate as of September 30, 2009 of R$1.7781 per US$1.00, adjustments to the swap contract amounts were estimated for three scenarios: scenario 1: rate of R$1.7802 per US$1.00; scenario 2: (25% devaluation) rate of R$1.3336 per US$1.00; scenario 3: (50% devaluation) rate of R$0.8891 per US$1.00.

	9/30/2009

	Risk	Scenario	US$ Notional value	Exchange rate	Additional result R$

Exchange Swap	U.S. Dollar devaluation	1*	1,978,000	1.7802	4,203
		2		1.3336	(879,270)
		3		0.8891	(1,758,541)

Swap CDI vs. Libor	U.S. Dollar devaluation	1*	150,000	1.7802	319
		2		1.3336	(66,679)
		3		0.8891	(133,358)

U.S. dollar futures	U.S. Dollar devaluation	1*	473,750	1.7802	1,007
		2		1.3336	(210,594)
		3		0.8891	(421,187)

Consolidated exchange position	U.S. Dollar devaluation	1	237,625	1.7802	505
(including the foreign exchange derivatives above)		2		1.3336	(105,630)
		3		0.8891	(211,261)

(*) Source: U.S. Dollar futures closing rate of October 2009 on September 30, 2009.

The scenarios of devaluation of the Real versus the Dollar would increase losses in the operations.

IV – Classification of financial instruments

	9/30/2009			6/30/2009

Consolidated - R$ thousand	Balances	Fair value through profit and loss	Loans and receivables - effective interest rate	Balances	Fair value through income	Loans and receivables - Effective interest rate

Assets
Current liabilities
Cash and cash equivalents	8,908,544	8,908,544		6,080,881	6,080,881
Net accounts receivable	1,124,115		1,144,115	1,078,748		1,078,748
Advances to suppliers	227,066		227,066	355,525		355,525
Guarantee (margin) of financial instruments				1,384,382	1,384,382
Noncurrent
Marketable securities
Other securities receivable	122,179		126,646	133,079		133,079
Liabilities
Current liabilities
Loans and financing	1,982,933		1,982,933	2,845,521		2,845,521
Debentures	18,255		18,255	35,279		35,279
Derivatives	358,567	358,567		52,271	52,271
Suppliers	581,799		581,799	1,325,743		1,325,743
Advances to clients	105,204		105,204	65,295		65,295
Salaries and social contribution	156,536		156,536	130,061		130,061
Equity sw ap financial instrument				733,939	733,939
Dividends, Interest on shareholders' equity and profit sharing	323,597		323,597	256,646		256,646
Noncurrent
Loans and financing	11,750,678		11,750,678	7,366,550		7,366,550
Debentures	628,665		628,665	628,665		628,665
Derivatives	18,465	18,465		10,389	10,389

17. FINANCIAL INSTRUMENTS ASSOCIATED TO OTHER FINANCIAL ASSET PRICE FLUCTUATION RISKS

Total return equity swap contracts

On August 13, 2009, the Company presettled the total return equity swap operation contracted as of September 5, 2008, as approved by the Board of Directors on July 8, 2009:

Issuance date	Agreement maturity date	Notional value (US$ thousand)	Assets	Liabilities	Assets	Liabilities	Market Value

			8/13/2009	8/13/2009	6/30/2009	6/30/2009	8/13/2009	6/30/2009

9/5/2008	8/13/2009	1,050,763	1,350,307	(1,934,741)	1,326,117	(2,060,055)	(584,434)	(733,938)

Despite this operation’s accumulated losses from September 5, 2008 up to the date of its settlement, in the amount of R$584,434, during that period in 2009 the operation generated a profit totaling R$1,026,465.

Swap contract without cash, had as counterpart Banco Goldman Sachs International, was pegged to 29,684,400 American Depositary Receipts (“ADR”) of Companhia Siderúrgica Nacional (long position) and Libor of 3 months + spread of 0.75% p.a. (short position).

The gains and losses from this contract were directly related to foreign exchange fluctuations, the Company’s ADRs and Libor quotation. This instrument was recorded in other accounts payable in the balance sheet, and gains and loss, by accrual period, in the Company’s financial results.

This operation had deposit related to the guarantee margin with the counterpart in the amount of US$593,410 remunerated daily at the FedFund rate, and this deposit was released on the operation settlement date. The guarantee margin was recorded in the other accounts receivable in the Company’s current assets.

18. SURETIES AND GUARANTEES

The Company has the following liabilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$5,057 million (R$4,079 million as of June 30, 2009), for guarantees provided:

	In million

Companies	Currency	9/30/2009	6/30/2009	Maturity	Conditions

Transnordestina	R$	24.0	24.0	11/13/2009	BNDES loan guarantee
Transnordestina	R$	20.0	20.0	11/15/2020	BNDES loan guarantee
Transnordestina	R$	13.0	13.0	11/15/2015	BNDES loan guarantee
Transnordestina	R$	23.0	23.0	4/1/2010	BNDES loan guarantee
Transnordestina	R$	19.2	19.2	4/23/2010	BNDES loan guarantee
Transnordestina	R$	18.0	18.0	9/13/2010	BNDES loan guarantee
Transnordestina	R$	20.0	20.0	2/11/2010	BNDES loan guarantee
Transnordestina	R$		5.0	5/26/2009	BNDES loan guarantee
Transnordestina	R$	90.0	90.0	11/2/2009	BNDES loan guarantee
Transnordestina	R$	6.5	6.5	1/11/2010	BNDES loan guarantee
Transnordestina	R$		2.7	9/14/2009	BNDES loan guarantee
Transnordestina	R$	45.0	45.0	5/21/2010	BNDES loan guarantee
Transnordestina	R$	2.0	2.0	5/21/2010	BNDES loan guarantee
Transnordestina	R$	45.0	45.0	5/8/2028	BNDES FNE loan guarantee
Transnordestina	R$	13.7		9/5/2010	BNDES loan guarantee
Transnordestina	R$	2.2		9/5/2010	BNDES loan guarantee
Transnordestina	R$	2.2		9/5/2010	BNDES loan guarantee
Transnordestina	R$	2.2		9/5/2010	BNDES loan guarantee
Transnordestina	R$	76.1		8/30/2010	BNDES loan guarantee
Transnordestina	R$	3.5		8/30/2010	BNDES loan guarantee
Transnordestina	R$	3.5		8/30/2010	BNDES loan guarantee
Transnordestina	R$	3.5		8/30/2010	BNDES loan guarantee
CSN Cimentos S.A.	R$	27.0	27.0	Indefinite	To guarantee the Warrantee’s liability in the w rit of summons, pledge, appraisal and registration
CSN Cimentos S.A.	R$	7.9	7.9	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Prada	R$	0.8	0.8	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Prada	R$	2.8	2.8	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Prada	R$	0.2	0.2	Indefinite	To guarantee the Warrantee’s liability regarding ICMS
Prada	R$	6.1	6.1	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure filed by Paraná State
Prada	R$	0.1	0.1	Indefinite	To guarantee the payment of the value discussed in the Tax Foreclosure Proceeding 2004.51.01.54.1327-8
Prada	R$	0.1	0.1	Indefinite	To guarantee the payment of the value discussed in the Tax Foreclosure Proceeding 2004.61.09.007744-7
Prada	R$	0.1	0.1	Indefinite	To guarantee the payment of tax assessment notice 03.009135-9 (ICMS)
Prada	R$	0.4	0.4	1/3/2012	To guarantee the Warrantee's liability regarding the purchase and sale of electric pow er
Prada	R$	1.2	1.2	3/10/2010	To guarantee the Private Instrument of Termination and acknow ledgment of indebtedness as of 9/9/2005
Metalic	R$		0.9	Indefinite	To guarantee the Warrantee’s liability regarding the tax deficiency notices 2006.19291 and 2006.24557-7 to the Revenue Service of the Ceará State
CSN Energia	R$	1.0	1.0	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Itá Energética S.A.	R$	49.6	51.8	9/15/2013	BNDES loan guarantee
Sepetiba Tecon	R$	5.0	5.0	6/1/2010	To guarantee the Warrantee’s liability in the rendering of guarantee agreement no. 181020518
Sepetiba Tecon	R$	1.9	2.1	1/15/2012	BNDES loan guarantee
Sepetiba Tecon	R$	61.5	61.5	9/26/2011	Surety in Commercial Note 40/00048-6
Sepetiba Tecon	R$	15.0	15.0	5/5/2011	Guarantee by CSN in the issue of export credit note

Total in R$		613.2	517.4

CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee in Bond issue
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee in Bond issue
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee in Bond issue
Cinnabar	US$	20.0	20.0	10/29/2009	Guarantee in the Promissory Notes issue
CSN Madeira	US$		76.8	8/21/2009	Guarantee in Import Loan
Namisa	US$	20.0	20.0	12/31/2009	Guarantee in agreement for the rendering of external guarantee
Aços Longos	US$	7.7	7.7	12/31/2011	Letter of Credit for equipment acquisition
CSN Cimentos	US$	0.2	0.2	3/30/2010	Letter of Credit for equipment acquisition
Aços Longos	US$	0.7		12/31/2011	Letter of Credit for equipment acquisition
Aços Longos	US$	0.6		12/31/2011	Letter of Credit for equipment acquisition
CSN Islands XI	US$	750.0		9/21/2019	Guarantee in Bond issue

Total in US$		2,499.3	1,824.7

19. TAXES PAID IN INSTALLMENTS

The parent company and the jointly-owned subsidiary MRS Logística are regularly complying with the payment by installments and as of September 30, 2009, the position of these installments was the following:

	Consolidated		Parent Company

	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Corporate Income tax (IRPJ)	250,421	266,171	250,421	266,171
Social Contribution on Net Income (CSLL)	41,818	44,466	41,818	44,466
Excise Tax (IPI)	196,957	209,356	196,957	209,356
Social Integration Program (PIS)	38,711	41,162	38,711	41,162
Contribution for Social Security Financing (COFINS)	209,106	222,345	209,106	222,345
Value-added tax on sales and services (State of Minas Gerais) (ICMS)	198,703	183,175

	935,716	966,675	737,013	783,500

Current liabilities	283,674	262,335	245,364	240,829
Noncurrent liabilities	652,042	704,340	491,649	542,671

The parent company filed an action pleading the right to the presumed credit of Excise Tax (“IPI”) on the acquisition of exempt, immune inputs, not taxed or taxed at zero rate and, in May 2003, an injunction was obtained authorizing the use of the aforementioned credits, which it offset with other federal taxes. The Regional Federal Court of the 2nd Region, through the appeal filed by the Federal Government, revoked the aforementioned authorization and on August 27, 2007, the proceeding had an unfavorable decision. In view of this decision, the Company renegotiated the payment schedule of the debit related to the taxes offset to be paid in 60 months.

In 2008, jointly-owned subsidiary MRS Logística renegotiated the payment schedule of the ICMS debit with the State of Minas Gerais to be paid in 120 installments.

20. PROVISIONS AND JUDICIAL DEPOSITS

The Company is currently party, at the competent situations, to several proceedings involving actions and complaints of a number of issues. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown as follows:

	9/30/2009			6/30/2009

	Judicial Deposits	Liabilities provisioned	Net Provisions	Judicial Deposits	Liabilities provisioned	Net Provisions

Current liabilities
Provisions:
Labor	(53,259)	122,535	69,276	(49,285)	127,923	78,638
Civil	(29,624)	38,211	8,587	(25,357)	62,467	37,110

Parent Company	(82,883)	160,746	77,863	(74,642)	190,390	115,748

Consolidated	(90,978)	175,192	84,214	(82,247)	203,931	121,684

Noncurrent
Provisions:
Labor					26,678	26,678
Environmental	(209)	110,411	110,202	(208)	69,385	69,177
Tax		23,965	23,965		1,302	1,302

	(209)	134,376	134,167	(208)	97,365	97,157
Legal liabilities questioned in court:
Tax
IPI premium credit	(1,995,514)	2,247,060	251,546	(1,955,196)	2,221,432	266,236
CSLL credit on exports		1,222,970	1,222,970		1,204,097	1,204,097
SAT		74,800	74,800		78,225	78,225
Education Allowance	(33,121)	33,121		(33,121)	33,121
CIDE	(26,334)	26,854	520	(28,539)	29,112	573
Income tax / “Plano Verão”	(20,892)	20,892		(20,892)	20,892
Other provisions	(6,893)	115,229	108,336	(6,894)	113,465	106,571

	(2,082,754)	3,740,926	1,658,172	(2,044,642)	3,700,344	1,655,702

Parent Company	(2,082,963)	3,875,302	1,792,339	(2,044,850)	3,797,709	1,752,859

Consolidated	(2,121,793)	3,994,894	1,873,101	(2,057,424)	3,892,941	1,835,517

Total Parent Company	(2,165,846)	4,036,048	1,870,202	(2,119,492)	3,988,099	1,868,607

Total Consolidated	(2,212,771)	4,170,086	1,957,315	(2,139,671)	4,096,872	1,957,201

The change in provisions for contingencies for the periods ended September 30, 2009 and June 30, 2009, are as follows:

Consolidated

Nature	6/30/2009	Additions	Correction	Utilization	9/30/2009

Civil	81,267	5,118	2,689	(31,051)	58,023
Labor	190,863	2,643	3,456	(45,346)	151,616
Tax	3,644,519	53,776	44,362	(49)	3,742,608
Environmental	69,385	47,100		(6,072)	110,413
Pension Plan	110,838	13	3,939	(7,364)	107,426

Total	4,096,872	108,650	54,446	(89,882)	4,170,086

Parent Company

Nature	6/30/2009	Additions	Correction	Utilization	9/30/2009

Civil	62,467	4,680	2,115	(31,051)	38,211
Labor	154,601	1,896	1,797	(35,759)	122,535
Tax	3,623,422	22,648	44,020		3,690,090
Environmental	69,385	47,100		(6,072)	110,413
Pension Plan	78,224		3,939	(7,364)	74,799

Total	3,988,099	76,324	51,871	(80,246)	4,036,048

The provisions for civil, labor, tax, environmental and social security liabilities were estimated by the Company’s Management substantially based on the opinion of its legal counsel, and only the cases classified as risk of probable loss were recorded. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, plus SELIC (Special Settlement and Custody System) interest.

The Company and its subsidiaries are defendants in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$5.8 billion, R$4.5 billion of which corresponds to tax proceedings, R$0.2 billion to civil actions and R$1.1 billion to labor and social security lawsuits. According to the Company’s legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not provided for in accordance with the Management’s judgment and with accounting practices adopted in Brazil.

a) Labor proceedings

As of September 30, 2009, the Company and its subsidiaries were defendant in 9,229 labor claims, with a provision in the amount of R$151,616 (R$190,864 as of June 30, 2009). Most of the pleadings of the actions are related to joint and/or subsidiary liability, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay) resulting from the federal government’s economic plans and profit sharing differences from 1997 to 1999 and from 2001 to 2003.

b) Civil proceedings

Among the civil judicial proceedings to which the Company and its subsidiaries are parties, there are mainly actions with indemnification request. Such proceedings, in general, arise from occupational accidents and diseases related to the Company’s industrial activities. A provision in the amount of R$58,023 as of September 30, 2009 (R$81,267 as of June 30, 2009) was recorded for proceedings involving civil matters.

c) Environmental proceedings

As of September 30, 2009, the Company and its subsidiaries have a provision in the amount of R$110,413 (R$69,385 of June 30, 2009) for use in expenses related to services for environmental investigation and recovery of areas potentially polluted within the Company’s plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax proceedings

• Income and Social Contribution Taxes

(i) The parent company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the 51.87% inflation write-down of the Consumer Price Index (IPC), which occurred in January and February 1989 (“Plano Verão”).

In 2004, the proceeding was concluded and a final and unappealable decision was reached, granting to CSN the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The use of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert inspection.

CSN maintains a judicial deposit in the amount of R$339,033 as of September 30, 2009 (R$338,611 as of June 30, 2009) and a provision of R$20,892 (R$20,892 as of June 30, 2009), which represents the portion not recognized by the courts.

(ii) The parent company filed an action questioning the levying of Social Contribution on Net Income (CSLL) on export revenues, based on Constitutional Amendment 33/01 and in March 2004 the Company obtained an injunction authorizing the exclusion of these revenues from the aforementioned calculation basis, as well as the offsetting of the amounts paid as from 2001. The lower court decision was favorable and the decision made by a court of second instance, pronounced before the appeal filed by the Federal Government at the Regional Federal Court (TRF), judged this proceeding unfavorably for CSN. In view of these facts an Extraordinary Appeal was filed at the STF, which has not been judged yet. An injunction suspending the effects of the decision by the Regional Federal Court was obtained at the Federal Supreme Court (STF) until the judgment of the aforementioned Extraordinary Appeal, the discussion is restricted to the assessment of social contribution on net income (CSLL) on profit from exports. In December 2008, CSN received a Collection Letter for the amounts referring to the exclusion of revenues from the calculation basis; however, by the decision issued by a writ of mandamus, any collection related to the CSLL on exports could only become effective after the STF’s final decision. Up to September 30, 2009, the amount of suspended liability and the credits offset based on the aforementioned proceeding was R$1,222,970 (R$1,204,097 as of June 30, 2009), plus SELIC interest rate.

• Contribution for intervention in the Economic Domain - CIDE

The parent company questions the legality of Law 10168/00, which established the payment of CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The parent company maintains judicial deposits and a provision in the amount of R$26,854 as of September 30, 2009 (R$29,112 as of June 30, 2009), which includes legal charges.

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Appeals for Clarification of Judgment were filed, which were rejected, and an Extraordinary Appeal was filed at STF, which is awaiting decision as to its admissibility.

• Education Allowance

The parent company challenged the unconstitutionality of the education allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree on it.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the CSN pleading, in which the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the defendant’s appeal, and appealed concerning the SELIC rate.

The amount provided for and deposited in court as of September 30 and June 30, 2009 totals R$33,121.

• Workers’ Compensation Insurance (SAT)

The parent company is challenging in court the increase in the SAT rate from 1% to 3% and is also contests the raise in SAT for purposes of Contribution to Special Retirement, whose rate was set at 6%, in accordance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was deposited in court, was converted into revenue for the benefit of INSS.

The amount provided for as of September 30, 2009, totals R$74,800 (R$78,225 as June 30, 2009), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company.

• IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The parent company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively, and is currently awaiting for decisions of these courts.

Between September 2006 and May 2007, the Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company requesting the payment in the amount of approximately R$3.9 billion related to the payment of taxes which were offset with IPI premium credits.

On August 29, 2007, CSN offered property to be levied upon treasury shares in the amount of R$536 million. 25% of this amount will be replaced by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares be released from the levy of execution for the share price determined at the closing price of the day prior to the deposit. The requirement is still pending decision.

In March 2009, Letters of Guarantee were also offered in the amount of R$830 million, which aimed to replace the levy of execution upon securities carried out as of the disclosure of dividend payment. The prevalence of guarantee in treasury shares, bank surety or cash to be deposited judicially has not yet been decided by the 2nd Region Regional Federal Court.

The Parent Company maintains provisioned the amount of credits already offset, plus default charges up to September 30, 2009, which total R$2,247,060 (R$2,221,432 as of June 30, 2009) and as of September 30, 2009, CSN has judicial deposits for referred liabilities, in the amount of R$1,995,514 (R$1,955,196 as of June 30, 2009).

On August 13, 2009, the Federal Supreme Court issued a decision of the Extraordinary Appeal with effects of general repercussion establishing that the IPI Premium Credit was only effective up to October 1990. Thus, the credits determined after 1990 were not recognized, and, in view of this court decision, the Company is considering, among other measures, adhering to the payment of tax debits in installments pursuant to the Provisional Decree 470, still pending regulation, or the one provided for in Law 11,941/09 (new Tax Recovery Program - REFIS), in which there is the advantage of reduced fines, interest and legal charges.

Taking in consideration the amounts provisioned and the possibility of adhering to the payment of tax debits in installments under the abovementioned, terms we understand that the current accrued amounts are still our best loss estimate.

• Other

The parent company also recorded provisions for proceedings related to Severance Pay (FGTS) - Supplementary Law 110, COFINS Law 10,833/03, PIS - Law 10,637/02 and PIS/COFINS - Manaus Free-Trade Zone, amount of which totaled R$139,194 as of September 30, 2009 (R$114,767 as of June 30, 2009), which includes legal accruals.

21. SHAREHOLDERS’ EQUITY

i.Paid-in capital stock

The Company’s fully subscribed and paid-in capital stock as of September 30, 2009 amounted to R$1,680,947 (R$1,680,947 as of June 30, 2009), split into 755,179,610 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii.Authorized capital stock

The Company’s bylaws in force as of September 30, 2009, determine that the capital stock can be increased up to 1,200,000,000 shares, by decision of the Board of Directors.

iii.Legal reserve

Recorded at the proportion of 5% on the net income determined in each period, pursuant to Article 193 of Law 6,404/76. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

iv.Treasury shares

The Board of Directors authorized several share repurchase programs, with the purpose of holding those shares in treasury for subsequent disposal and/or cancellation, which are shown as follows:

Board authorization	Number of shares authorized	Program term	Number of shares acquired	Shares cancellation	Average weighted acquisition cost	Maximum and minimum acquisition cost	Balance in treasury

12/21/2007	4,000,000	From 1/23/2008 to 2/27/2008 (1)			Not applicable	Not applicable	34,734,384
3/20/2008	10.800.000(2)	Up to 4/28/2008			Not applicable	Not applicable	34,734,384
5/6/2008	10,800,000	Up to 5/28/2008			Not applicable	Not applicable	34,734,384
6/2/2008	10,800,000	Up to 6/26/2008			Not applicable	Not applicable	34,734,384
6/27/2008	10,800,000	From 6/30/2008 to 7/29/2008			Not applicable	Not applicable	34,734,384
8/1/2008	10,800,000	From 8/4/2008 to 8/27/2008			Not applicable	Not applicable	34,734,384
9/26/2008	10,800,000	From 9/29/2008 to 10/29/2008	10,800,000(3)		29.40	24.99 and 41.85	45,534,384
12/3/2008				10,800,000(4)	Not applicable	Not applicable	34,734,384
12/3/2008	9,720,000	From 12/4/2008 to 1/4/2009			Not applicable	Not applicable	34,734,384
1/7/2009	9,720,000	From 1/8/2009 to 1/28/2009			Not applicable	Not applicable	34,734,384
2/2/2009	9,720,000	From 2/3/2009 to 2/25/2009			Not applicable	Not applicable	34,734,384
7/20/2009	29,684,400	up to settlement of Equity Swap(5)	29,684,400(5)		45.49	45.49	64,418,784
8/21/2009				8,539,828(6)	Not applicable	Not applicable	55,878,956
9/14/2009				29,684,400(7)	Not applicable	Not applicable	26,194,556

(1) The start of this program only occurred after the cancellation of shares approved at the Extraordinary General Meeting (AGE) held on January 22, 2008.
(2) As from this share repurchase program the number of shares informed already reflects the split and cancellation of shares approved at the AGE held on January 22, 2008.

(3) All shares acquired in this program were repurchased as from October 2008.
(4) The Extraordinary General Meeting held on December 3, 2008 approved the cancelation of 10,800,000 treasury shares, without reducing the Company’s capital stock.
(5) The Board of Directors approved the acquisition by the Company, through a private operation, of 29,684,400 ADRs previously held by Goldman Sachs due to an operation called “Total Return Equity Swap Transaction”, for the settlement price that was defined based on the weighted average of the price of the Company’s shares in the 30 floors sessions prior to the settlement date, translated into U.S. dollars by using the spot dollar translation rate of the business day immediately prior to the settlement date, as per the CVM Board’s decision – Proceeding RJ2009/5962. On August 13, the operation was settled and the ADRs were repurchased, converted into common shares and subsequently cancelled.
(6) The Extraordinary General Meeting held on August 21, 2009 approved the cancelation of 8,539,828 treasury shares, without reducing the capital stock.
(7) The Extraordinary General Meeting held on September 14, 2009 approved the cancelation of 29,684,400 treasury shares for the historical cost of acquisitions at the unit price of R$25.28, without reducing the capital stock.

As of September 30, 2009, the position of treasury shares was as follows:

Number of	Total amount				Share
shares acquired	paid for the		Share unit cost		market value

(in units)	shares	Minimum	Maximum	Average	at 9/30/2009 (*)

26,194,556	R$ 1,191,559	R$ 45.49	R$ 45.49	R$ 45.49	R$ 1,424,460

(*) Average quotation of shares on BOVESPA as of September 30, 2009 at the value of R$54.38 per share.

v. Shareholding structure

As of September 30, 2009, the Company’s shareholding structure was as follows:

	9/30/2009

	Number of	Total % of	% excluding
	Common Shares	shares	treasury shares

Vicunha Siderurgia S.A.	348,859,995	46.20%	47.86%
Caixa Beneficente dos Empregados da CSN - CBS	35,490,867	4.70%	4.87%
BNDESPAR	28,886,758	3.83%	3.96%
Sundry (ADR - NYSE)	161,766,145	21.42%	22.19%
Other shareholders (approximately 10 thousand)	153,981,289	20.39%	21.12%

	728,985,054	96.53%	100.00%
Treasury shares	26,194,556	3.47%

Total shares	755,179,610	100.00%

vi. Investment policy and payment of interest on shareholders’ equity and dividends distribution

As of December 11, 2000, the CSN Board of Directors decided to adopt a profit distribution policy which will result in the full distribution of net income to its shareholders, in compliance with Law 6,404/76 amended by Law 9,457/97, provided that the following priorities are preserved, irrespective of their order: (i) business strategy; (ii) compliance with liabilities; (iii) execution of the necessary investments; and (iv) maintenance of the Company’s good financial standing.

22. INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS

• Interest on shareholders’ equity

The calculation of interest on shareholders’ equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders’ equity, limited to 50% of the income for the period before income tax or 50% of retained earnings and profit reserves, in which case the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996, and with tax rules, the Company opted to record the proposed interest on shareholders’ equity in the amount of R$273,563 up to September 30, 2009, corresponding to the remuneration of R$0.3752664 per share, as corresponding entry against the financial expenses account, and reverse it in the same account, and not presenting it in the statement of income and not generating effects on net income, except with respect to tax effects recognized in income and social contribution taxes. Management will propose that the amount of interest on shareholders’ equity be attributed to the mandatory minimum dividend.

23. NET REVENUES AND COST OF GOODS SOLD

						Consolidated

			9/30/2009			9/30/2008

	Tonnes (thousand) (unrevised)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unrevised)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	2,239	4,731,398	(2,893,837)	3,329	7,052,850	(3,372,889)
Foreign market	671	851,021	(818,239)	656	1,191,980	(940,472)

	2,910	5,582,419	(3,712,076)	3,985	8,244,830	(4,313,361)

Mining products
Domestic market	3,116	91,878	(8,263)	3,627	223,646	(95,724)
Foreign market	12,701	1,357,921	(577,855)	10,428	1,105,777	(403,214)

	15,817	1,449,799	(586,118)	14,055	1,329,423	(498,938)

Other sales
Domestic market		867,669	(777,941)		975,991	(716,207)
Foreign market		21,568	(30,913)		63,596	(38,639)

		889,237	(808,854)		1,039,587	(754,846)

		7,921,455	(5,107,048)		10,613,840	(5,567,145)

					Parent Company

			9/30/2009			9/30/2008

	Tonnes (thousand) (unrevised)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unrevised)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	2,262	4,427,492	(2,935,065)	3,371	6,732,834	(3,456,471)
Foreign market	625	686,091	(616,830)	312	469,242	(363,029)

	2,887	5,113,583	(3,551,895)	3,683	7,202,076	(3,819,500)

Mining products
Domestic market	6,270	126,107	(42,667)	5,105	227,255	(70,481)
Foreign market	5,924	569,119	(255,335)	3,858	216,232	(160,819)

	12,194	695,226	(298,002)	8,963	443,487	(231,300)

Other sales
Domestic market		392,515	(322,445)		222,100	(140,711)
Foreign market		7,807	(12,461)		14,188	(10,931)

		400,322	(334,906)		236,288	(151,642)

		6,209,131	(4,184,803)		7,881,851	(4,202,442)

24. FINANCIAL INCOME AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company

	9/30/2009	9/30/2008	9/30/2009	9/30/2008

Financial expenses:
Loans and financing - foreign currency	(399,966)	(353,793)	(323,353)	(283,893)
Loans and financing - domestic currency	(143,114)	(146,544)	(129,370)	(127,018)
Related parties	(269,275)		(908,717)	(40,856)
PIS/COFINS on other revenues	(867)	(1,838)	(867)	(1,838)
Interest, fines and tax delays	(256,532)	(333,821)	(226,444)	(255,760)
Losses from derivative instruments (*)	(747,499)	(386,180)	(13,334)	(70,750)
Other financial expenses	(184,641)	(54,077)	(167,863)	(41,876)

	(2,001,894)	(1,276,253)	(1,769,948)	(821,991)

Financial income:
Related parties	50,614	4,868	(348,686)	219,492
Income on financial investments	169,020	86,372	10,249	3,856
Derivatives gains (*)	743,679	178,451
Other income	204,296	130,317	174,501	114,413

	1,167,609	400,008	(163,936)	337,761

Net financial result	(834,285)	(876,245)	(1,933,884)	(484,230)

Monetary variations:
- Gains	876	5,256	756	3,318
- Losses	64,183	(67,531)	3,439	(45,331)

	65,059	(62,275)	4,195	(42,013)

Exchange variations:
- Gains	(141,385)	518,013	(192,513)	94,816
- Losses	677,628	(850,480)	2,059,016	(892,175)
- Exchange variations with derivatives (*)	282,786	(114,841)

	819,029	(447,308)	1,866,503	(797,359)

Net monetary and exchange variations	884,088	(509,583)	1,870,698	(839,372)

(*) Statement of income from derivative operations

Swap CDI x USD	(471,128)	115,137		(63,315)
Swap Libor x CDI	(13,334)	(7,435)	(13,334)	(7,435)
U.S. Dollar Futures	(201,981)
Total return equity swap	1,026,465	(430,272)
Other (MRS)	(61,056)

	278,966	(322,570)	(13,334)	(70,750)

25. OTHER OPERATING (EXPENSES) AND INCOME

	Consolidated		Parent Company

	9/30/2009	9/30/2008	9/30/2009	9/30/2008

Other operating expenses	(473,588)	(284,253)	(388,389)	(205,986)
Provision for actuarial liabilities	(17,295)	68,138	(9,771)	68,138
Provision for contingencies	(154,467)	(74,305)	(134,212)	(60,611)
Contractual fines	(21,870)	(73,668)	(33,135)	(33,895)
Taxes and fees	(53,019)	(3,611)	(49,265)	(626)
Equipment Stoppage	(27,808)	(32,164)	(25,192)	(32,024)
Impairmaint ERSA	(23,137)		(23,137)
Equity loss	(62,632)	(60,275)	(59,126)	(60,275)
Other expenses	(113,360)	(108,368)	(54,551)	(86,693)
Other operating income	1,006,944	113,844	945,712	60,674
Investment gains (*)	835,115		835,115
Indemnifications	5,557	(11,043)	5,143	3,849
Reversal of provision for contingencies	71,648		71,648
Other income	94,624	124,887	33,806	56,825

Other operating income and (expenses)	533,356	(170,409)	557,323	(145,312)

(*) On July 30, 2009, Nacional Minérios SA – NAMISA merged the parent company Big Jump Energy Participações S.A. and, as a consequence of this merger that took place without changing the percentage interest, the Company recorded an R$835,115 gain.

26. INFORMATION BY BUSINESS SEGMENT

(i) Consolidated balance sheet by business segment

				9/30/2009

			Logistics, Energy
	Steel	Mining	and Cement	Total

Current assets	12,100,580	1,791,107	888,002	14,779,689
Financial investments	6,374,252	836,158	309,433	7,519,843
Clients	605,138	310,740	208,237	1,124,115
Advance to suppliers	195,089	2,331	29,646	227,066
Taxes recoverable	1,274,038	219,224	157,038	1,650,300
Net contingencies – judicial deposits	79,591	38	4,585	84,214
Inventories	2,017,663	415,096	66,684	2,499,443
Other	1,554,809	7,520	112,379	1,674,708
Noncurrent assets	7,721,012	3,212,895	3,996,204	14,930,111
Long-term assets	2,521,078	815,400	363,977	3,700,455
Investments, property, plant and equipment and intangible assets	5,199,934	2,397,495	3,632,227	11,229,656

Total Assets	19,821,592	5,004,002	4,884,206	29,709,800

Current liabilities	4,595,543	78,783	507,744	5,182,070
Loans, financing and debentures	2,201,940		168,147	2,370,087
Suppliers	488,551	39,419	53,829	581,799
Tax payable	947,850	13,268	168,394	1,129,512
Accounts payable	439,196	12,577	23,528	475,301
Provisions and contigencies	263,857	4,948	22,156	290,961
Other	254,149	8,571	71,690	334,410
Noncurrent liabilities	16,983,981	27,561	1,161,402	18,172,944
Loans, financing and debentures	11,494,152		903,656	12,397,808
Net contingencies – judicial deposits	1,813,325	3,065	56,711	1,873,101
Obligations and taxes paid by installments	659,612	22,004	160,393	842,009
Accounts payable long-term	19,512	(118)	25,716	45,110
Other	2,997,380	2,610	14,926	3,014,916
Shareholders' equity	2,403,251	2,643,877	1,307,658	6,354,786

Total liabilities and shareholders' equity	23,982,775	2,750,221	2,976,804	29,709,800

(ii) Consolidated statement of gross income by business segment

	9/30/2009

	Steel	Mining	Logistics, Energy and Cement	Consolidated

Net revenues from sales	5,606,033	1,439,310	876,112	7,921,455
Cost of goods sold and services rendered	(3,926,280)	(805,238)	(375,530)	(5,107,048)

Gross profit	1,679,753	634,072	500,582	2,814,407

In view of the CPC Technical Pronouncement 22 approved by CVM Resolution 582 as of July 31, 2009 and, consequently, of the changes that will be introduced by this regulatory instrument, the Company chose to maintain the disclosure, and for this quarter only gross profit by segment will be presented.

(iii) Other consolidated information by business segment

	9/30/2009

	Steel	Mining	Logistics, Energy and Cement	Consolidated

Depreciation, Amortization and Depletion	375,426	56,501	148,699	580,626
Provisions net of Judicial Deposits	1,892,933	3,094	61,288	1,957,315
Tax	1,545,807	1,919	7,123	1,554,849
Labor and social security	228,243	38	37,758	266,039
Civil	8,634		15,784	24,418
Other	110,249	1,137	623	112,009

27. STATEMENT OF VALUE ADDED

	Consolidated		Parent Company

	9/30/2009	9/30/2008	9/30/2009	9/30/2008

Revenues
Sales of goods, products and services	10,633,144	13,329,545	8,270,532	10,271,841
Other revenues/expenses	794,322	(34,199)	797,827	(36,159)
Allow ance for/reversal of doubtful accounts	(83,431)	(83,245)	(80,599)	(75,545)

	11,344,035	13,212,101	8,987,760	10,160,137

Input acquired from third parties
Costs of products, goods and services sold	(5,752,326)	(3,864,723)	(4,709,184)	(1,882,888)
Materials, energy - Third party services - other	(882,446)	(398,228)	(545,482)	(1,198,941)
Loss/recovery of asset amounts	(22,224)	(705,999)	(21,090)	(450,317)

	(6,656,996)	(4,968,950)	(5,275,756)	(3,532,146)

Gross value added	4,687,039	8,243,151	3,712,004	6,627,991

Retention
Depreciation, amortization and depletion	(580,158)	(876,344)	(428,093)	(774,911)

Net value added produced	4,106,881	7,366,807	3,283,911	5,853,080

Value added received in transfers
Equity pick-up		(173,622)	1,319,638	714,881
Financial income/assets exchange variation	76,422	526,448	(728,825)	393,811
Other	5,902		5,347

	82,324	352,826	596,160	1,108,692

Total value added to distribute	4,189,205	7,719,633	3,880,071	6,961,772

DISTRIBUTION OF VALUE ADDED
Personnel	753,196	597,331	521,774	450,063
Direct compensation	584,280		396,058
Benefits	123,719		90,508
Government Severance Indemnity Fund for Employees (FGTS)	45,197		35,208
Taxes, fees and contributions	1,552,288	3,376,708	1,413,072	2,961,947
Federal	1,253,286		1,180,566
State	278,809		220,163
Municipal	20,193		12,343
Third party capital remuneration	30,491	1,907,705	(665,628)	1,713,117
Interest	24,916	1,907,705	(667,298)	1,713,117
Rentals	5,575		1,670
Remuneration of shareholders' equity	1,853,230	1,837,889	2,610,853	1,836,645
Interest on shareholders' equity	273,563	189,631	273,563	189,631
Dividends		160,000		160,000
Retained earnings	2,337,290	1,487,015	2,337,290	1,487,014
Elimination of earnings in inventories and other	(757,623)
Exchange variation adjustment CPC 02	(794,792)
Other adjustments	37,169	1,243

	4,189,205	7,719,633	3,880,071	6,961,772

28. EMPLOYEES’ PENSION FUND

(i) Management of the Private Pension Plan

The Company is the main sponsor of CBS Previdência, a private not-for-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN-related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (due to time in service, special cases, disability or age) on a life-long basis, equivalent to 35% of the participant’s last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation of the average salary plan, which is in process of extinction, came into force.

Supplementation plan for the average salary

The defined benefit plan (BD) began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the benefit paid by the Social Security Pension Plan (Previdência Oficial) benefit, to the retired employees, on a life-long basis. Like in the 35% Average Salary Plan, there is sickness allowance, death grant and pension coverage. Thirteen contributions are paid per year, the same number of benefits paid. This plan became inactive on December 26, 1995, after the combined supplementary benefits plan has been implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, this is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor’s and participant’s contributions (thirteen per year). Upon the participant’s retirement grant, the plan starts having a defined benefit plan and thirteen benefits are paid per year.

As of September 30 and June 30, 2009, the plans are composed as follows:

	35%-of-Average-Salary Plan		Supplementation Plan for the Average Salary		Combined Supplementary Benefit Plan		Total members

	9/30/2009	6/30/2009	9/30/2009	6/30/2009	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Members
In service	9	10	21	22	12,217	11,631	12,247	11,663
Retired	4,722	4,789	4,711	4,732	744	711	10,177	10,232

	4,731	4,799	4,732	4,754	12,961	12,342	22,424	21,895

Related beneficiaries:

Beneficiaries	3,908	3,942	1,418	1,404	89	86	5,415	5,432

Total participants

(members/ beneficiaries)	8,639	8,741	6,150	6,158	13,050	12,428	27,839	27,327

(iii) Solution approaches for the payment of the actuarial deficit

According to Official Letter 1555/SPC/GAB/COA of August 22, 2002, confirmed by Official Letter 1598/SPC/GAB/COA of August 28, 2002, a proposal for refinancing the reserves to amortize the sponsors’ liability in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting as from June 28, 2002 was approved.

The agreement establishes the prepayment of installments should there be a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors’ responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial Liabilities

Due to the CVM Resolution 371/00, which approved the NPC 26 of IBRACON – “Accounting of the Employee’s benefits” and which established new accounting practices for the calculation and disclosure, the Management, through a study performed by external actuaries, determined the effects arising from this practice, and the Company has kept records in conformity with the actuarial report issued on January 9, 2009.

	Plans status on 12/31/2008

	Plans

	35%-of- Average- Salary	Supplementation Plan for the Average Salary	Combined Supplementary Benefit Plan	Total

Present value of the actuarial liabilities w ith guarantee	248,736	988,578	866,700	2,104,014
Plan's assets fair value	(191,517)	(866,909)	(851,450)	(1,909,876)

Present value of the actuarial obligations exceeding the assets fair value	57,219	121,669	15,250	194,138
Adjustments by allowed deferral:	(25,603)	(11,309)	(75,350)	(112,262)
- Unrecognized actuarial gains	(25,603)	(11,309)	(94,341)	(131,253)
- Unrecognized cost of service rendered			18,991	18,991
Present value of the amortizing contributions of members	(5,420)	(18,988)		(24,408)

Actuarial liabilities/ (assets)	26,196	91,372	(60,100)	57,468

Provisioned actuarial liabilities/ (assets) (long-term/Other)	26,196	91,372		117,568

Actuarial liability recognition

Management decided to recognize the adjustments of the actuarial liabilities in income, as established in Paragraphs 83 and 84 of NPC 26. As of September 30, 2009, the balance of the provision for the coverage of the actuarial liability amounts to R$85,355 (R$96,285 as of June 30, 2009).

As far as the recognition of the actuarial liability is concerned, the amortizing contribution related to the portion of the participants in the settlement of the reserve insufficiency was deducted from the present value of total actuarial liabilities of the respective plans. Some participants are questioning this amortizing contribution in court, but the Company, grounded on the opinion of its legal and actuarial advisers, understands that this amortizing contribution was duly approved by the Brazilian Department of Supplementary Private Pensions – SPC and, therefore, is legally due by the participants.

In accordance with the actuarial calculations prepared using the projected credit unit method, the amounts to be appropriated in 2009 are as follows:

	ESTIMATES PER PLAN - 2009

	35%-of-	Supplementation Plan	Combined
	Average-	for the Average	Supplementary	Total
	Salary	Salary	Benefit Plan

Cost of current service	(42)	(207)	(3,682)	(3,931)
Expected contribution of members	28	100		128
Interest on actuarial liabilities	(30,057)	(119,630)	(18,535)	(168,222)
Expected income from assets	23,860	109,176	17,182	150,218
Cost of amortizations	(530)		(3,538)	(4,068)
- Unrecognized actuarial gains	(530)		(4,629)	(5,159)
- Unrecognized cost of service rendered			1,091	1,091

Expected impact on the 2009 result	(6,741)	(10,561)	(8,573)	(25,875)

Main actuarial assumptions adopted in the calculation of the actuarial liability as of December 31, 2008

Actuarial financing method	Projected Credit Unit
Functional Currency	Real (R$)

Accounting for the plan assets	Market Value

Best estimate for shareholders’ equity on the closing date of the
Amount used as estimate for the closing	fiscal year obtained based on the projection of the amounts
shareholders’ equity for the period	recorded in November

35% of the average: 12.93%; Supplementation: 12.93%;
Nominal annual rate of return on investments	Millennium: 13.21%

Nominal annual rate for discount of the	35% of the average: 13.07%; Supplementation: 12.96%;
actuarial liability	Millennium: 12.76%

Nominal annual rate of salary growth	5.55%

Nominal annual index for social security	4.50%
benefits correction

Long-term annual inflation rate	4.50%

Administrative expenses	The amounts used are net of administrative expenses

General mortality table	AT83 segregated by gender

Disability table	Mercer Disability with probabilities multiplied by 2

Disabled mortality table	Winklevoss

Turnover table	Millennium Plan 2% per annum, null for BD plans

Retirement age	100% on the first date on which the employee becomes eligible to a retirement benefit scheduled by the plan

Family composition of the participants in	95% will be married at the time of retirement, and the wife is 4
activity	years younger than the husband

CSN does not have other post-employment benefit plans.

29. INSURANCE

In view of the nature of its operations, the Company renewed, for the period from February 21, 2008 to February 21, 2009, and with international reinsurance companies, the All Risks coverage for operational risks for the Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, Coal Terminal - Tecar, GalvaSud (property damages and loss of profits), Container Terminal -Tecon and ERSA Estanho de Rondônia (loss of profits), in the total risk amount of US$9.57 billion (property damages and loss of profit) and maximum indemnification amount, in the event of a claim, of US$750 million (property damages and loss of profits), equivalent to R$1.3 billion. The Company is negotiating coverage for operational risks with insurance and reinsurance companies in Brazil and abroad.

The risk assumptions adopted, given their nature, are not part of the scope of a quarterly information review, and, consequently, they were not reviewed by our independent auditors.

07.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See item 12:

For further information see the Comments on the Company’s consolidated performance in the quarter.

Production

The Presidente Vargas Steelworks produced 1,177,000 tonnes of crude steel in the 3Q09, 35% up on the previous quarter due to the operational restart of Blast Furnace 2 (BF 2) in the second half of June/09, re-establishing CSN’s full production capacity.

Rolled output totaled 1,323,000 tonnes, 37% up on the 2Q09 and 13% more than the pre-crisis 3Q08.

It is worth noting that inventories of semi-finished products fell throughout the third quarter due to increased sales in both the domestic and international markets.

Year-to-date crude steel production totaled 3,133,000 tonnes, 19% down on the 3,850,000 produced in the same period last year, due to the repairs to BF 2 in the 2Q09 and the economic slowdown that began at the end of 2008.

Also in the first nine months, rolled output came to 2,917,000 tonnes, 18% less than the 3,543,000 recorded in the 9M08.

Production (in thousand t)	3Q08	2Q09	3Q09	Change %
				3Q09 x 3Q08	3Q09 x 2Q09
Crude Steel (P Vargas Mill)	1,317	869	1,177	-11%	35%
Purchased Slabs from Third Parties	19	0	0	-	-
Total Crude Steel	1,336	869	1,177	-12%	35%

Rolled Products * (UPV)	1,146	968	1,323	15%	37%
HR from Third Parties Consumption	20	0	0	-	-
Rolled Products * (UPV)	1,166	968	1,323	13%	37%
* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Production Costs (Parent Company)

CSN’s total steel production costs came to R$1,037 million in the 3Q09, 11% or R$104 million up on the previous quarter, essentially due to the substantial period increase in crude and rolled steel output, which resulted in higher consumption of raw materials and other inputs. The main variations between the two quarters are shown below:

Raw materials – total cost of R$432 million in the 3Q09, R$36 million more than the 2Q09:

– Coal: decline of R$6 million – given that prices remained stable in dollars, the reduction was chiefly due to the appreciation of the Real, despite the increase in consumption triggered by higher crude steel production in the 3Q09;
– Coke: slight upturn of R$5 million due to increased consumption in the 3Q09;
– Iron ore: growth of R$14 million, primarily due to higher crude steel production;
– Pellets: increase of R$10 million, essentially due to higher consumption;
– Other raw materials: upturn of R$13 million, also thanks to increased consumption in the 3Q09.

Labor – labor costs totaled R$123 million in the 3Q09, R$14 million higher than the 2Q09 figure, due to the pay rise in September/09 as a result of the collective bargaining agreement;

General costs – general production costs amounted to R$380 million in the 3Q09, R$55 million more than in the 2Q09, chiefly due to improved steel output, broken down as follows:

– Gas, electricity and fuels: increase of R$14 million;
– Maintenance: growth of R$19 million;
– Third-party services: upturn of R$13 million;
– Other general costs: increase of R$9 million.

Depreciation - remained virtually flat over the 2Q09 at around R$102 million.

The unit production cost of rolled steel averaged R$784/t in the 3Q09, a significant reduction of 19% over the previous quarter’s average of R$964/t.

Sales

Total Sales Volume

CSN’s flat steel sales volume totaled 1,320,000 tonnes in the 3Q09, 39% up on the previous three months.

Year-to-date sales volume came to 2.9 million tonnes, 27% down on the first nine months of 2008.

Domestic Market

In 3Q09, flat steel domestic sales amounted to 884,000 tonnes, 11% up on the 2Q09, reflecting higher demand for steel products, especially from the construction, home appliance/OEM and automotive industries.

In 2009 through September, however, sales fell 33% year-on-year to 2.2 million tonnes, due to reduced demand.

Exports

Steel product exports totaled 436,000 tonnes in the third quarter, 186% up on the 2Q09, thanks to increased international demand in the 3Q09 and the exceptionally weak export performance in the first half of 2009.

Year-to-date export volume came to 671,000 tonnes, a 2% year-on-year improvement.

Market Share

The Company’s share of the overall domestic flat steel market (hot-rolled, cold-rolled, galvanized and tin plate) stood at 40% in the 3Q09, identical to the previous quarter. In individual product terms, its share of the tin plate, galvanized, hot-rolled and cold-rolled segments came to 97%, 49%, 35% and 30%, respectively.

The charts below show CSN’s market share of the automotive and home appliance/OEM segments:

Prices

Thanks to discounts conceded and the change in the product mix, net revenue per tonne averaged R$ 1,968 on the domestic market in the 3Q09, 5% down on the 2Q09.

3Q09 average net export revenue per tonne fell by 24% over the 2Q09, chiefly due to the higher share of non-coated steel in the product mix and the appreciation of the Real against the dollar.

Mining

• PRODUCTION

Own iron ore production plus purchases from third parties totaled 7.5 million tonnes in the 3Q09, of which: (i) 5.3 million from Casa de Pedra; (ii) 0.8 million from Namisa; and (iii) 1.4 million from third parties. Of own production of 6.1 million tonnes, 3.3 million referred to finished products* and 2.8 million was run-of-mine.

In the first nine months, own production and acquisitions from third parties came to 21.1 million tonnes, of which: (i) 16.0 million from Casa de Pedra; (ii) 2.4 million from Namisa; and (iii) 2.7 million from third parties. Finished products* and run-of-mine amounted to 13.4 million tonnes and 5.0 million tonnes, respectively, giving total own production of 18.4 million tonnes.

• SALES

The tables below give a breakdown of CSN’s 2009 iron ore sales to date.

IRON ORE SALES VOLUME
CSN + NAMISA 100% – Thousand t

	3Q09	9M09

DOMESTIC MARKET	1,494	2,751

Finished Products	306	748
Run-of-mine	1,187	2,003

EXPORT MARKET	6,296	16,666

Finished Products	6,296	16,666

TOTAL MARKET	7,790	19,416

(-) MINORITY INTEREST	(1,865)	(4,051)

DOMESTIC MARKET	(19)	(87)

EXPORT MARKET	(1,846)	(3,965)

IRON ORE SALES VOLUME
CONSOLIDATED – Thousand t

	3Q09	9M09

DOMESTIC MARKET	1,475	2,664

Finished Products	288	661
Run-of-mine	1,187	2,003

EXPORT MARKET	4,450	12,701

Finished Products	4,450	12,701

TOTAL MARKET	5,925	15,365

Finished Products	4,738	13,362
Run-of-mine	1,187	2,003

The Presidente Vargas Steelworks absorbed 1.7 million tonnes in the third quarter and 4.6 million tonnes in the first nine months.

• INVENTORIES

Iron ore inventories closed the 3Q09 at around 10.1 million tonnes, 8.0 million of which finished products*.

* Finished products: lump, sinter feed, pellet feed, hematite and mixed hematite.

Net Revenue

Net revenue totaled R$3.0 billion in the 3Q09, 20% up on the R$2.5 billion recorded in the 2Q09, due to the upturn in steel product sales volume.

Year-to-date net revenue came to R$7.9 billion, 25% down on the first nine months of 2008, thanks to the global economic slowdown.

Selling, General and Administrative Expenses

SG&A expenses totaled R$373 million in the 3Q09, R$51 million higher than the 2Q09 figure, essentially due to higher freight, insurance and third-party service costs.

In the first nine months, these expenses came to R$970 million, 13% up year-on-year, chiefly due to greater sales efforts and higher provisions for doubtful accounts.

Other Revenue and Expenses

In the 3Q09, CSN recorded a positive R$661 million in the “Other Revenue and Expenses” line, versus a negative R$103 million in the 2Q09, mainly due to the non-recurring positive impact of R$835 million from gains related to the reverse merger of Big Jump Energy Participações S.A. ("BIG JUMP") by Namisa. This adjustment was recognized as “Gains from Investments” in CSN’s “Other Revenue and Expenses” line.

It is worth remembering that, in December/08, CSN sold 2,271,825 Namisa voting shares to Big Jump, whose shareholders are Posco and Brazil Japan Iron Ore Corp (Itochu, JFE Steel, Sumitomo Metal Industries, Kobe Steel, Nisshin Steel and Nippon Steel). Subsequently, Big Jump subscribed to new shares, paying in a total of US$3.04 billion, equivalent to R$7.29 billion, R$6.71 billion of which was recognized as goodwill from the subscription of shares.

In addition, this reverse merger took place without any alteration in the percentage holdings of these shareholders.

EBITDA

Third-quarter EBITDA totaled R$992 million, a substantial 36% up on the 2Q09, primarily due to the increase in steel product sales volume and the decline in production costs.

The 3Q09 EBITDA margin stood at 33%, 4.0 p.p. up on the previous three months, underlining the consistent recovery since the 1Q09.

Financial Result and Debt

The 3Q09 net financial result was negative by R$115 million, chiefly due to the following factors:
• Provisions for interest on loans and financing totaling R$265 million;
• Monetary restatement of tax provisions, amounting to R$60 million;
• Gains of R$110 million from monetary and exchange variations, including the results of derivative transactions;
• Returns on financial investments totaling R$66 million;
• Other financial revenues of R$34 million.

Consolidated net debt moved up by R$1.0 billion, from R$4.9 billion on June 30,2009, to R$5.9 billion on September 30, 2009, essentially due to the following factors:
• EBITDA of R$1.0 billion in the 3Q09;
• Investments of R$0.4 billion;
• Effect of R$0.2 billion related to cost of debt allocated to the result.
• Disbursement of R$0.8 billion to settle the equity swap and repurchase the corresponding ADRs;
• Financial settlement of the FX and interest swap, totaling R$0.3 billion.

The net debt/EBITDA ratio, based on EBITDA of R$3.9 billion in the last 12 months, came to 1.49x at the close of the third quarter, 0.52x up on the 0.97x recorded at the end of the 2Q09, thanks to the increase in net debt and the decline in 12-month EBITDA.

On August 13, the subsidiary CSN Madeira settled an equity swap transaction pegged to 29,684,400 CSN ADRs. The operation was settled at the average weighted price of CSN’s shares on the BM&Fbovespa in the 30 trading sessions immediately prior to the settlement date, as approved by the CVM.

Also with CVM approval, shortly after the settlement of the equity swap, CSN acquired, through a private transaction and for the same settlement price, the 29,684,400 ADRs detained by the counterparty, which were converted into CSN shares held in treasury and subsequently canceled.

In August 2009, CSN contracted a Special Corporate Credit transaction with the Caixa Econômica Federal through the issue of a bank credit guarantee of R$2 billion, to be amortized in 36 months;

At the end of the 3Q09, CSN contracted loans of R$ 1 billion from Banco do Brasil S.A. and R$ 300 million from Banco Nossa Caixa S.A. through the issue of Export Notes (export financing operations), both of which will be amortized in up to five years.

In September 2009, CSN, through its wholly-owned subsidiary CSN Islands XI Corporation, effected a US$750 million notes issue at 6.875% p.a. maturing in September 2019, pursuant to Rule 144A and Regulation S of the United States of America. The notes are guaranteed by CSN and the funds will be used to improve the Group’s debt profile and for other corporate purposes.

Income Taxes

Income tax and social contribution totaled R$193 million in the 3Q09, R$81 million less than in the 2Q09, chiefly due to the period reduction in taxable income.

Net Income

CSN posted a 3Q09 net income of R$1.15 billion, R$815 million up on the 2Q09, largely due to the improved operating result and the impact on CSN’s results of the merger of Big Jump Energy Participações S.A. by NAMISA and its reflection in CSN’s results.

Capex

CSN invested R$416 million in the 3Q09, R$295 million of which went to the parent company, mostly in the following projects:
• Expansion of the Casa de Pedra mine: R$114 million;
• Maintenance and repairs: R$95 million;
• Technological improvements: R$34 million;
• Expansion of the Port of Itaguaí: R$14 million;
• Works plan: R$11 million.

Investments in the subsidiaries accounted for the remaining R$121 million, mainly in:
• Transnordestina Logística: R$35 million;
• CSN Cimentos: R$29 million;
• MRS Logística: R$24 million;
• CSN Aços Longos: R$20 million;
• NAMISA: R$6 million.

Working Capital

Working capital closed September 2009 at R$2.4 billion, virtually identical to the end-of-June figure, with liabilities falling slightly more than assets. The R$525 million decline in liabilities was due to the substantial R$744 million decrease in the “Suppliers” line, thanks to the increase in cash payments for raw materials and the improved selling conditions, partially offset by the R$153 million upturn in “Taxes Payable”. Assets fell by R$499 million, primarily due to the R$531 million reduction in “Inventories”, reflecting the period increase in sales volume.

The average supplier payment period narrowed from 72 to 31 days, while the average receivables period remained flat at 30 days. The inventory turnover period averaged 132 days, 33 days down on the previous quarter, due to the reduction in semi-finished product inventories.

R$ MILLION
WORKING CAPITAL	Jun/09	Sep/09	Change
Assets	4,900	4,401	499

Accounts Receivable	1,079	1,124	(45)
- Domestic Market	1,113	1,115	(2)
- Export Market	246	309	(63)
- Allowance for Debtful	(278)	(297)	19
- Credits from clients	(3)	(3)	0
Inventory	3,030	2,499	531
Advances to Suppliers	377	227	150
Advances to Taxes	414	551	(137)

Liabilities	2,498	1,973	525

Suppliers	1,326	582	744
Salaries and Social Contribution	130	157	(27)
Taxes Payable	976	1,129	(153)
Advances from Clients	66	105	(39)

Working Capital	2,402	2,428	(26)

TURN OVER RATIO
Average Periods	Jun/09	Sep/09	Change
Receivables	30	30	(0)
Supplier Payment	72	31	41
Inventory Turnover	165	132	33

Capital Market

Share Performance

In 2009 through September 30, CSN’s shares recorded the 10th highest appreciation among the 60 stocks making up the IBOVESPA index, moving up by more than 100%, well above the IBOVESPA’s 64% in the same period. In the 3Q09 alone, CSN’s shares appreciated by 20%.

On the NYSE, also in the first nine months, CSN’s ADRs increased by a substantial 155%, the 8th highest upturn among all the Latin American ADRs traded on the New York Exchange and substantially higher than the 11% recorded by the Dow Jones. In the third quarter, CSN’s ADRs moved up 37%, versus 15% for the Dow Jones.

CSN’s average daily traded volume increased from around R$108 million to R$111 million between the 2Q09 and 3Q09 on the BOVESPA and from US$74 million to US$80 million in the same period on the NYSE. At the end of September, the Company’s shares were among the ten most traded in the IBOVESPA and its ADRs were among the ten most-traded Latin American ADRs on the NYSE.

CSN closed the third quarter with a market cap of US$22.3 billion, the highest figure of any steel manufacturer in the Americas.

It is worth noting that, in the 3Q09, the Company canceled 8,539,828 shares held in treasury and 29,684,400 shares from the settlement of the equity swap transaction, as mentioned previously.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q09	2Q09	3Q09
N# of shares	793,403,838	793,403,838	755,179,610

Market Capitalization
Closing price (R$/share)	34.40	43.62	54.38
Closing price (US$/share)	14.84	22.35	30.60
Market Capitalization (R$ million)	26,098	33,093	39,642
Market Capitalization (US$ million)	11,259	16,956	22,307

Total return including dividends and interest on equity
CSNA3 (%)	26%	28%	25%
SID (%)	23%	52%	37%
Ibovespa	9%	26%	20%
Dow Jones	-13%	11%	15%

Volume
Average daily (thousand shares)	2,983	2,520	2,286
Average daily (R$ Thousand)	103,340	107,974	110,760
Average daily (thousand ADRs)	4,609	3,544	3,110
Average daily (US$ Thousand)	69,180	74,196	79,996

Source: Economática

13.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	16.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			7,173		7,173

02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	22.61
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			480,727		480,727

03	COMPANHIA METALURGICA PRADA	56.993.900/0001-31	PRIVATE SUBSIDIARY	100.00	8.77
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			3,155		3,155

04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	14.11
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			3,675		3,675

05	ITAGUAÍ LOGÍSTICA	09.295.323/0001-24	PRIVATE SUBSIDIARY	99.99	0.02
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1,000		1,000

06	AÇOS LONGOS	05.023.529/0001-44	PRIVATE SUBSIDIARY	99.99	3.28
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			198,428		41,826

07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	4.93
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			722,041		722,041

13.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.44
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			92,284		92,284

09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.57
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			43,981		43,981

10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	10.81
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			4,240		4,240

11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.99	0.98
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1		1

12	MINERAÇÃO NACIONAL	09.295.323/0001-24	PRIVATE SUBSIDIARY	99.99	0.02
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1,000		1,000

13	CONGONHAS MINÉRIOS	08.902.291/0001-15	PRIVATE SUBSIDIARY	99.99	0.09
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			5,009		5,009

14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	99.99	11.71
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			11,609,510		11,609,510

13.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

15	NACIONAL MINÉRIOS	08.446.702/0001-05	PRIVATE SUBSIDIARY	59.99	156.65
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			284,993		284,993

16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	99.99	3.13
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			253,990		253,990

17	TRANSNORDESTINA LOGÍSTICA S.A	02.281.836/0001-37	PUBLICLY-HELD SUBSIDIARY	81.60	6.40
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			486,528		486,516

18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-HELD SUBSIDIARY	48.75	10.04
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			253,607		253,607

19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-HELD SUBSIDIARY	27.27	30.62
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			92,718		92,718

20	ESTANHO DE RONDÔNIA ERSA	00.684.808/0001-35	PRIVATE SUBSIDIARY	99.99	0.27
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			34,233		34,233

21	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	3.34
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1,036		1,036

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 – ITEM	05
2 –ORDER No.	4
3 –REGISTRATION No. AT CVM	CVM/SRE/DEB/2006/01 1
4 – REGISTRATION DATE AT CVM	4/28/2006
5 – SERIES ISSUED	UNIT
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – DATE OF ISSUANCE	2/1/2006
9 – EXPIRATION DATE	2/1/2012
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION FOR CURRENT REMUNERATION
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (Reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of Reais)	600,000
15 – NUMBER OF SECURITIES ISSUED (UNIT)	60,000
16 – OUTSTANDING SECURITIES (UNIT)	60,000
17 – TREASURY SECURITIES (UNIT)	0
18 – SECURITIES REDEEMED (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	2/1/2010

19.01 – INVESTMENT PROJECTS

We highlight, among the Company’s main investments, the expansion in the production capacity of the Casa de Pedra mine, of Aços Longos and of Itaguaí Port as of September 30, 2009. The Company also maintains investment project balances in the amounts of R$716,189, R$36,444 and R$24,574, respectively.

For further information, see the comments on the consolidated quarterly performance.

21.01 – SPECIAL REVIEW REPORT

Independent auditor’s review report
(a free translation from the original in Portuguese)

To the Board of Directors of
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. We have reviewed the accounting information contained in the Quarterly Financial Information of Companhia Siderúrgica Nacional (the Company) and in the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2009, comprising the balance sheet, the statements of income, of changes in shareholders’ equity, cash flows, added value, explanatory notes and the management report, which are the responsibility of its management.

2. Our review was conducted in accordance with the standards set by IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in the Quarterly Financial Information referred above, in order to be in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including CVM Instruction 469/08.

4. As mentioned in Note 2, the accounting practices adopted in Brazil changed during 2008 and the effects of the first time adoption were only recorded by the Company and its subsidiaries during the fourth quarter of 2008 and incorporated into in the annual financial statements as of December 31, 2008. The statements of income, changes in shareholders’ equity, cash flows and added value, for the quarter ended September 30, 2008, presented in conjunction with the current quarterly information, are not being restated for comparison purposes, as permitted by Circular Notice /CVM/SNC/SEP 02/2009.

5. As mentioned in Note 29 of the Quarterly Financial Information, the Company has been negotiating with insurance and reinsurance companies in Brazil and abroad, in order to obtain insurance coverage for its operational risks.

November 3, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-RJ
Original in Portuguese signed by
Anselmo Neves Macedo	Carla Bellangero
Accountant CRC 1SP160482/O-6-S-RJ	Accountant CRC 1SP196751/O-4-S-RJ

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	04 - STATEMENT OF CASH FLOWS	10
05	01	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2009 TO 9/30/2009	12
05	02	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 9/30/2009	13
08	01	CONSOLIDATED BALANCE SHEET – ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS	20
11	01	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2009 TO 9/30/2009	22
11	02	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 9/30/2009	23
06	01	NOTES TO THE FINANCIAL STATEMENTS	24
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	83
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	84
13	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	96
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	99
19	01	INVESTMENT PROJECTS	100
21	01	SPECIAL REVIEW REPORT	101
		CSN OVERSEAS
		CSN STEEL
		COMPANHIA METALURGICA PRADA
		CSN ENERGY
		ITAGUAÍ LOGÍSTICA
		AÇOS LONGOS
		CSN CIMENTOS
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN PANAMA
		CSN ENERGIA
		MINERAÇÃO NACIONAL

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
CONGONHAS MINÉRIOS
GALVASUD
NACIONAL MINÉRIOS
SEPETIBA TECON
TRANSNORDESTINA LOGÍSTICA S.A
ITÁ ENERGÉTICA
MRS LOGÍSTICA
ESTANHO DE RONDÔNIA ERSA
CSN EXPORT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.